Exhibit 2.1

SUBJECT TO CONTRACT

AGREEMENT FOR THE SALE AND PURCHASE OF

Perstorp UK Ltd.

DATED	December 10, 2018

THE SELLER

AND

THE PURCHASER

Allen & Overy LLP

Agreed Form documents:

Announcement(s)

Elogio Share Transfer Agreements

IP Transfer Agreement

Patent Licence Agreement

Release Documents

Resignation Letters

Transitional Services Agreement

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THIS AGREEMENT is made on December 10, 2018

BETWEEN:

(1)	PERSTORP AB a company registered in Sweden with registered number 556024-6513, whose registered office is at SE-284 80 Perstorp, Sweden (the Seller); and

(2)	INGEVITY CORPORATION a company registered under the law of Delaware, whose registered office is at 5255 Virginia Avenue, North Charleston, South Carolina, 29406, United States of America (the Purchaser).

BACKGROUND:

The Seller has agreed to sell the Shares held by it in Perstorp UK Ltd. (registered number 02715398) whose registered office is at Perstorp, Baronet Road, Warrington, Cheshire, WA4 6HA (the Company), and the Purchaser has agreed to purchase such Shares on the terms, and subject to the conditions, set out in this agreement.

IT IS AGREED as follows:

1.	Interpretation

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 4 apply throughout this agreement, unless the contrary intention appears.

1.2	In this agreement, unless the contrary intention appears, a reference to a clause, subclause or schedule is a reference to a clause, subclause or schedule of or to this agreement. The schedules, and the recitals in the Background section above, form part of this agreement.

1.3	The headings in this agreement do not affect its interpretation.

2.	Sale and Purchase

2.1	The Seller shall sell with full title guarantee and the Purchaser shall purchase the full legal and beneficial title to the Shares on the terms set out in this agreement.

2.2	The Shares shall be sold free from all Encumbrances and together with all rights attaching to them including the right to receive all distributions and dividends declared, paid, made or accruing after Completion on the terms set out in this agreement.

2.3	The consideration for the sale of the Shares shall be determined in accordance with clause 3.

2.4	The Seller waives all rights which it may have (whether under the Company's constitutional documents, any shareholders' agreement or otherwise) against any Group Company or any former or current director of a Group Company for the period during which the Seller held any interest in any Shares, including all rights of pre-emption together with any other rights which may otherwise operate to restrict transfer, including any rights created or arising after the date of this agreement and on or before Completion in respect of the transfer to the Purchaser or its nominee(s) of the Shares or any of them.

2.5	Neither the Seller nor the Purchaser shall be obliged to complete the sale or purchase of any of the Shares unless all of the Shares are sold and purchased simultaneously.

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3.	Consideration

3.1	The aggregate consideration for the Shares shall be an amount equal to the aggregate of:

(a)	EUR 570,913,000 (the Base Consideration) less (i) the Intercompany Debt Amount and (ii) the amount of any Net Notified Leakage; plus

(b)	either:

(i)	in the circumstances where the Accounting Condition is satisfied prior to or simultaneously with the Merger Condition, interest accrued on the sum arrived at by performing the calculation referred to in clause 3.1(a) from (and excluding) the Interim Accounts Date to (and including) the date of Completion at the rate of four per cent. per annum; or

(ii)	in the circumstances where the Accounting Condition is satisfied after the Merger Condition:

(A)	interest accrued on the sum arrived at by performing the calculation referred to in clause 3.1(a) from (and excluding) the Interim Accounts Date to (and including) the date of the satisfaction of the Merger Condition at the rate of four per cent. per annum; plus

(B)	interest accrued on the sum arrived at by performing the calculation referred to in clause 3.1(a) from (and excluding) the date of the satisfaction of the Merger Condition to (and including) the date of Completion at the rate of six per cent. per annum,

(the Interest Accrual),

together, the Aggregate Consideration.

3.2	Save as expressly set out in this agreement, the Purchaser shall procure that all monies payable to the Seller or any other member of the Seller's Group under or pursuant to this agreement shall be paid in full without any deduction, withholding, set-off or counterclaim whatsoever (except as may be required by law, in which case such deduction or withholding shall not exceed the minimum amount required to be deducted or withheld under law) and the Purchaser irrevocably waives any such right to set-off or counterclaim against, or deduct or withhold from, any monies owed by it to the Seller or any other member of the Seller's Group (other than as may be required by law, in which case such deduction or withholding shall not exceed the minimum amount required to be deducted or withheld under law).

3.3	Any payment made by the Seller to the Purchaser under this agreement (whether as damages for breach, under a covenant to pay or otherwise) shall, to the extent possible, be deemed to reduce the consideration paid for the Shares sold by the Seller.

4.	Condition Precedent

4.1	The sale and purchase of the Shares is conditional upon:

(a)	each of the Competition Authorities having issued all necessary clearances and approvals, or that clearance or approval has otherwise been obtained from the Competition Authorities by the expiry of the applicable time limits without any suit, investigation or proceeding having been initiated or decision issued, or by the Competition Authorities' withdrawal of any pending or threatened suit, investigation or proceeding (the Merger Condition); and

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(b)	the delivery by the Company to the Purchaser of the Financial Statements and the Interim Financial Statements as detailed below:

(i)	the Financial Statements shall be prepared by the Company in accordance with IFRS as adopted by the IASB which have been audited by the Company's independent auditor in accordance with auditing standards generally accepted in the United States of America;

(ii)	the Interim Financial Statements shall be prepared by the Company on the same basis as the Financial Statements in accordance with IFRS as adopted by the IASB and having been reviewed by the Company's independent auditor in accordance with AICPA AU-C 930 Interim Financial Information; and

(iii)	the Financial Statements and the Interim Financial Statements shall be prepared by the Company as of the following periods:

(A)	if Completion occurs on or before 31 March 2019, the Financial Statements for the financial years ended 2017, 2016 and 2015; or

(B)	if Completion occurs on or after 1 April 2019, the Financial Statements for the financial years ended 2018, 2017 and 2016,

in each case, together with:

(C)	if Completion occurs prior to 2 May 2019, the Interim Financial Statements for the nine month periods ending 30 September 2018 and 30 September 2017; or

(D)	if Completion occurs between 2 May 2019 and 31 July 2019, the Interim Financial Statements for the three month periods ending 31 March 2019 and 31 March 2018,

(to be referred to as the Accounting Condition and the Accounting Condition and the Merger Condition together being the Conditions and each a Condition).

4.2	The Purchaser undertakes to use its best endeavours to procure (so far as it is so able to procure) that the Merger Condition is fulfilled as soon as is reasonably practicable, and in any event prior to the Long Stop Date, and in particular (and without prejudice to the generality of the foregoing) the Purchaser will:

(a)	procure the filing of a formal notification in a form reasonably acceptable to the Seller with the German Federal Cartel Office as soon as reasonably practicable after the date of this agreement and in any event within ten Business Days of the date of this agreement;

(b)	procure the filing of (i) a substantially complete first draft notification with the Spanish National Markets and Competition Commission (SNMCC) as soon as reasonably practicable after the date of this agreement and in any event within ten Business Days of the date of this agreement, and (ii) a formal notification with the SNMCC as soon as reasonably practicable thereafter and in any event within three Business Days of the SNMCC confirming that a draft filing is complete;

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(c)	not enter into (and will procure that no member of the Purchaser's Group enters into) any other agreement or arrangement where the effect of any such agreement or arrangement is likely to affect, delay, impede or in any respect prejudice the fulfilment of the Condition; and

(d)	offer, accept and agree to any conditions, obligations, undertakings and/or modifications in relation to the business of the Group Companies or the Purchaser's Group and take such other steps (each a Commitment) necessary to satisfy the Condition. For the avoidance of doubt, this may include any Commitment that relates in any manner whatsoever to any undertaking or business, activities or assets of the Group Companies or the Purchaser's Group at the time when the Commitment takes effect/at any time before the Competition Authorities adopt or are deemed to have adopted a decision. The Purchaser shall not offer, accept or agree to any Commitment that requires any amendment, variation or modification to the terms of this agreement, without the prior written approval of the Seller.

4.3	The Purchaser shall in respect of the Merger Condition:

(a)	promptly notify the Seller of any communication (whether written or oral) from the Competition Authorities;

(b)	give the Seller reasonable notice of all meetings with the Competition Authorities and give the Seller reasonable opportunity to participate thereat (save to the extent that the relevant Competition Authority expressly requests that the Seller should not be present at the meeting or part or parts of the meeting);

(c)	give the Seller reasonable notice (as far as practicable) of all telephone calls initiated by the Purchaser with the Competition Authorities and give the Seller reasonable opportunity to participate thereat (save to the extent that the relevant Competition Authority expressly requests that the Seller should not be present at the telephone call or part or parts of the telephone call); and

(d)	provide the Seller with final drafts of all written communications intended to be sent to the Competition Authorities, give the Seller a reasonable opportunity to comment thereon, not send such communications without the prior approval of the Seller (such approval not to be unreasonably withheld) and provide the Seller with final copies of all such communications subject in each case to exclusion by the Purchaser of information that it reasonably considers to be confidential to it (provided that such confidential information is provided to the Seller's Solicitors on an attorney only basis).

4.4	The Seller or its advisers shall on a timely basis notify the Purchaser or its advisers of any written communication received from the Competition Authorities in connection with the Merger Condition. The Seller shall not on its own initiative approach the Competition Authorities without the prior written consent of the Purchaser or its advisers (such consent not to be unreasonably withheld or delayed) and to the extent that such consent is provided then the Seller or its advisers will:

(a)	in relation to written communications or submissions, provide drafts of these to the Purchaser or its advisers in such time so as to allow the Purchaser and its advisers to provide comments on such submissions and communications before they are made or sent and will take account of any reasonable comments made by the Purchaser or its advisers; and

(b)	in relation to oral communications provide the Purchaser and its advisers with the opportunity to participate in any such call or meeting, in each case, save for any communication that the Purchaser is prohibited from attending.

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4.5	Subject to clause 4.6, the Seller shall, and shall procure that its advisers shall, co-operate with the Purchaser in providing to the Purchaser such assistance as is reasonably necessary and it is reasonably able to provide, and to provide to any Governmental Authority such information as may reasonably be necessary and it is reasonably able to provide, in each case to ensure that the Merger Condition is fulfilled as soon as is reasonably practicable.

4.6	The Seller shall not be required to disclose to the Purchaser directly information that it reasonably considers to be competitively or commercially sensitive with respect to the Purchaser or the Purchaser's Group, or where such disclosure is prohibited by law, although the parties acknowledge and agree that, where permitted by law, the Seller shall disclose such information to the external counsel of the Purchaser or directly to the Governmental Authority on the basis that such information is not disclosed to the Purchaser or the Purchaser's Group.

4.7	The Purchaser shall disclose, by written notice to the Seller, anything that will or may prevent the Conditions from being satisfied by the Long Stop Date (or subsequently) or may impair the legality of Completion in accordance with clause 6.1, as soon as reasonably practicable upon it coming to the Purchaser's attention, including any indication that any Governmental Authority may intend to withhold its approval of, or raise an objection to, or impose a condition on or following, the acquisition of the Shares by the Purchaser.

4.8	The Purchaser shall provide written notice to the Seller confirming that the Merger Condition has been satisfied on the date the Condition is satisfied.

4.9	In respect of the Accounting Condition, the Purchaser shall use its best endeavours, and shall take any and all steps necessary, to assist the Company in the preparation of the Financial Statements and the Interim Financial Statements. Such best endeavours by the Purchaser shall include (at the Purchaser's cost) (i) providing (and procuring that its auditors and advisors provide) full cooperation and assistance to, and (ii) promptly responding to any queries or requests for information by, in each case the Seller, the Company or the Company's independent auditors or advisers in order to ensure that the Company complies with its obligations under clause 4.2 and that the Accounting Condition is satisfied as soon as practicable after the date of this agreement.

4.10	Within 20 Business Days of Completion, the Purchaser shall fully reimburse the Seller's Group and the Company for all properly incurred fees, costs, expenses and disbursements incurred by the Seller's Group and the Company (and their respective officers, directors and employees) (as applicable) up to (and including) the date of Completion in relation to the satisfaction of the Accounting Condition.

4.11	If the Conditions are not satisfied on or before the Long Stop Date or becomes incapable of satisfaction on or before the Long Stop Date this agreement shall automatically terminate. If this agreement terminates in accordance with this clause:

(a)	except for this clause 4.11 and the Surviving Provisions, all the provisions of this agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation.

5.	Pre-Completion Undertakings

5.1	Until Completion, the Seller undertakes to the Purchaser that it shall, to the extent that it is reasonably able and legally permitted to do so by exercising its rights as a shareholder of the Company, and save to the extent that such action is Permitted Leakage and/or expressly provided for in the Transaction Documents, procure that, other than with the prior written consent of the Purchaser (such consent not to be unreasonably conditioned, withheld or delayed):

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(a)	the business of the Group Companies is carried on in the ordinary course and in the manner carried on prior to the date of this agreement;

(b)	the Seller shall not, directly or indirectly:

(i)	discuss, negotiate, arrange, enter into, agree or conclude with any person other than the Purchaser to sell any of the Shares or shares in the capital of a Group Company or the whole or part of the assets comprising the business operated by any Group Company; or

(ii)	continue to invite or accept or respond to any enquiries in respect of or otherwise discuss, negotiate, arrange, enter into, agree or conclude any purchase of some or all of the share capital or material assets of any Group Company;

(c)	subject to clause 5.5, no Group Company shall:

(i)	make any increase or reduction or other alteration of its share or loan capital or grant or enter into any agreement or arrangement to grant any option to subscribe for or acquire any of its share or loan capital or take any action in respect of any securities convertible into any share or loan capital;

(ii)	reduce any share premium or capital redemption reserve or any other capital account or reserve or redeem, purchase or otherwise acquire any of its shares or other securities;

(iii)	make any amendment to its constitutional documents;

(iv)	declare, make or pay any dividend or other distribution in respect of its profits, assets or reserves;

(v)	sell, transfer or dispose of, or grant any option to acquire, any part of its business, undertaking or assets (other than in the ordinary course of trading or under the Factoring Programme) whether by a single transaction or series of transactions, related or not;

(vi)	grant any Encumbrance over any of its material assets (other than charges arising by operation of law or in the ordinary course of trading or under the Existing Security Documents or pursuant to the Existing Debt Facilities);

(vii)	borrow any money or incur any Financial Indebtedness other than (A) trade credit in the ordinary course of trading or (B) drawing under the Intercompany Debt Arrangements in accordance with ordinary course drawdowns or (C) entering into finance leases in the ordinary course;

(viii)	make or agree to make any material change to the Material Contracts whether such change is effective prior to or post Completion;

(ix)	make any material change in the terms and conditions of employment or terms of any bonus scheme of the Employees other than (i) as may be required by law or (ii) in accordance with the terms and conditions of employment or any bonus scheme so Disclosed to the Purchaser or which is consistent with past practice of the relevant employing Group Company and, in either case, subject to a maximum percentage increase of no more than five per cent. of the total salary costs compared to the financial year ending 31 December 2018;

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(x)	appoint or terminate the employment of any Senior Employee other than to replace any Senior Employee who resigns or retires;

(xi)	make any material changes to the terms of any secondment arrangements;

(xii)	give, increase or extend any guarantee or indemnity to secure an obligation of a third party including any member of the Seller's Group (other than in the ordinary course of trading);

(xiii)	knowingly permit any of its insurances to lapse and each Group Company shall continue to maintain all existing policies in place at the date of this agreement;

(xiv)	make any change to the appointment or engagement of any Group Company's auditors;

(xv)	change in any material respect the accounting procedures, principles or practices of any Group Company, in each case except as required by law or to comply with a new accounting standard;

(xvi)	incorporate a new subsidiary undertaking or acquire any share capital or other securities of any body corporate;

(xvii)	materially vary the terms of or terminate any agreement with the Seller or any member of the Seller's Group;

(xviii)	enter into any single capital commitment exceeding EUR 100,000 (excluding taxes) or a series of capital commitments in excess of EUR 500,000 (excluding taxes), except as Disclosed to the Purchaser in the Data Room;

(xix)	establish any pension scheme, share option scheme or any other profit sharing or incentive related scheme or vary or discontinue any of the same or make any unscheduled payment in respect of the same;

(xx)	enter into, terminate, surrender or vary any agreement or obligation relating to the Properties (other than as Disclosed);

(xxi)	change the use of or make any material alterations to the Properties in breach of the existing leases Disclosed;

(xxii)	threaten, commence, discontinue, settle or compromise any legal, arbitrational or tribunal proceedings (including with any tax authority) (in whatever capacity) other than routine proceedings for the recovery of trade debts;

(xxiii)	take any steps to wind up or obtain an administrative order in respect of any Group Company or directly or indirectly request or procure the appointment of a receiver, administrative receiver or an administrator over the whole or any part of the assets or undertaking of any Group Company;

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(xxiv)	take any steps to amend the terms of the Elogio Share Transfer Agreements or the IP Transfer Agreement and any other agreement entered into by any Group Company relating to the transfer of assets in to or out of any Group Company; or

(xxv)	agree to do any of the actions referred to in clauses 5.1(c)(i) to 5.1(c)(xxiv) above.

5.2	Until Completion, the Seller shall provide:

(a)	the monthly management accounts of the Company (as soon as reasonably practicable after the same are provided to the Seller);

(b)	any other financial information relating to any Group Company that is provided to a Group Company's lenders or to the Seller in its capacity as shareholder of the Company (as soon as reasonably practicable after the same is provided to the Seller), for the avoidance of doubt, excluding information provided to the Seller's Group's creditors pursuant to or in connection with the Existing Debt Facilities

(c)	regular updates with regards to any plans and steps taken in response to the potential departure of the United Kingdom from the EU (more commonly referred to as 'Brexit'), including responses to any reasonable questions posed by the Purchaser on any such measures being taken or proposed by a Group Company;

(d)	access to all statutory books and records of each Group Company and reasonable information relating to the operations of a Group Company for the purpose of assisting the Purchaser with its integration plans; and

(e)	on each second Friday between the date of this agreement and Completion (starting on 21 December 2018), a statement of all balances of the Company pursuant to the Cash Pooling Arrangement together with a statement of all transactions relating to the Company pursuant to the Cash Pooling Arrangement that have taken place in the preceding two week period, provided, however, that any such access to or furnishing of information shall be conducted at the Purchaser's sole cost and expense, during normal business hours only, under the supervision of the Seller's personnel and in such a manner as not unreasonably to interfere with the normal operations of any Group Company or contravene any applicable laws which would otherwise prevent the disclosure of such data or information to the Purchaser.  Notwithstanding anything to the contrary in this agreement, the Seller shall not be required to disclose any information to the Purchaser or its representatives if such disclosure would, in the reasonable opinion of the Seller or the Seller's Solicitors prejudice legal privilege or contravene any applicable laws or binding agreement entered into by a member of the Seller's Group or the Group prior to the date hereof.

5.3	From the date of this agreement until Completion, nothing in this agreement shall oblige the parties to take any action that would breach any applicable competition or antitrust laws or rules.

5.4	The Purchaser shall be deemed to have given its approval to a matter referred to in clause 5.1(c) unless it notifies the Seller of its objection and its reasons for objecting within five Business Days of receiving a written request for approval.

5.5	Clause 5.1 shall not operate to restrict or prevent the following actions provided the Purchaser is notified in advance of such actions being taken (save that the Purchaser shall not be required to be notified in advance of any actions in relation to clauses 5.5(b), 5.5(c) and 5.5(g) to 5.5(j) (inclusive)):

(a)	any action taken at the request of the Purchaser or with its prior approval (such approval not to be unreasonably withheld or delayed);

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(b)	any action taken in accordance with the Glassware Replacement Project to the extent that such information connected with the action to be taken has been Disclosed;

(c)	any matter reasonably undertaken by any Group Company in an Emergency Situation with the intention of minimising any adverse effect of the Emergency Situation of any Group Company, save that the Seller will notify the Purchaser as soon as reasonably practical thereafter;

(d)	any action taken in accordance within any contract or arrangement on the terms Disclosed to the Purchaser entered into by any Group Company prior to the date of this agreement;

(e)	any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with, any applicable law or regulation of any applicable Governmental Authority;

(f)	any action taken in order for a director, officer or employee of any Group Company to comply with their statutory or fiduciary duties as a director or officer or in respect of any employee of any Group Company to comply with the terms of his service agreement with any Group Company on the terms Disclosed to the Purchaser (and in each case acting reasonably);

(g)	any repayment under or in respect of the Intercompany Debt Arrangements (including accrued interest thereon) made at Completion in accordance with clause 6.2;

(h)	any repurchase of accounts receivable by any Group Company (including the entry into any intercompany loan with a member of the Seller's Group to facilitate such repurchase) pursuant to (i) the terms of the Factoring Programme and which is undertaken in accordance with past practice and in the ordinary course or (ii) the Company's exit from the Factoring Programme;

(i)	any borrowing of money under an intercompany loan with the Seller or a member of the Seller's Group in connection with the IP Transfer Agreement or the Company's extraction from the Cash Pooling Arrangement; or

(j)	any matter expressly contemplated or provided for in this agreement or another Transaction Document (including the entry into any Transaction Document).

5.6	No later than three Business Days prior to Completion, a notification (the Pre-Completion Statement) shall be delivered by email addressed to Collins.Bryan@ingevity.com by or on behalf of the Seller addressed to the Purchaser setting out (as at the date of Completion):

(a)	the amount of the Aggregate Consideration calculated in accordance with clause 3.1 specifying the Interest Accrual;

(b)	the amount of any Net Notified Leakage (including the Seller's Transaction Costs Amount);

(c)	the amounts and relevant payees of the Seller's Transaction Costs; and

(d)	the Intercompany Debt Amount,

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together with any reasonable supporting documentation in connection with the amounts so presented. On receipt of the Pre-Completion Statement, the Purchaser shall, acting reasonably and within 48 hours of receipt of the Pre-Completion Statement, (such time to be determined by reference to the email sent to Collins.Bryan@ingevity.com attaching the complete Pre-Completion Statement) be entitled to raise questions and request additional information to enable it to determine the amounts specified. The Seller shall use reasonable endeavours to promptly respond to such queries in writing and to the extent that it is not possible to provide such information prior to Completion, the Seller agrees it will use reasonable endeavours to provide such information to the Purchaser as soon as reasonably practicable after Completion.

5.7	Without affecting any other rights the Purchaser may have against the Seller and subject to clause 5.8, if prior to Completion:

(a)	any of the following events occurs or is discovered to have occurred prior to the date of this agreement (each a Material Event):

(i)	the Properties are significantly damaged, or destroyed; or

(ii)	other than in relation to a matter where (i) substantially full recovery is or will be available to a Group Company under an insurance policy which is in place at the date of this agreement and the proceeds of which will be fully payable to a Group Company or (ii) full recovery is available to a Group Company from a third party, the Purchaser or the Seller discovers a material breach of Environmental Law in relation to a Hazardous Substance at any of the Properties;

(iii)	the Seller is provided with written notice by: (i) Solvay Interox Limited as counterparty to the Shared Services Agreement or (ii) by the landlord of any lease entered into with respect to the Properties, of a material breach of the same by the Seller or the Company (as applicable) which may result in termination of such agreement or lease; or

(iv)	the Purchaser discovers that the Seller or any Group Company (either directly or through an agent, distributor or other representative) has prior to the date of Completion been in material violation of any applicable laws relating to anti-bribery, anti-corruption or any Export Control Laws or Economic Sanctions Laws and such violation has the potential to result in any Group Company or any member of the Purchaser’s Group (taken together) suffering aggregate financial penalties or damages in excess of EUR 5,000,000 (or equivalent); and

in the case of clauses 5.7(a)(i) or 5.7(a)(iii), results (for a material period) in the business of the Group (taken as a whole) not being capable of being carried on in a substantially similar manner as immediately prior to the date of the Material Event, then in those circumstances only, the Purchaser may, but only after having undertaken a due and proper consideration of the impact of such Material Event on the business of the Group (including, without limitation and where time permits receiving written advice from its advisers on the matter), terminate this agreement before Completion by written notice to the Seller and clause 6.7 shall apply.

5.8	Notwithstanding clause 5.7 above, the Purchaser shall not be entitled to terminate this agreement if:

(a)	at the date of this agreement, any member of the Purchaser’s Group (or their respective advisors, officers, directors or employees) had actual knowledge of the fact, matter or circumstance giving rise to the Material Event and ought reasonably to have known that such fact, matter or circumstance may result in the Purchaser being entitled to terminate this agreement pursuant to clause 5.7; or

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(b)	the Seller remedies such Material Event to the satisfaction of the Purchaser (acting reasonably and in good faith) within the earlier of 20 Business Days of the date on which the Material Event occurred (or such other time as the parties may agree acting reasonably) or prior to the date on which Completion is due to occur.

6.	Completion

6.1	Completion shall take place at the offices of the Seller's Solicitors at 11:00am on the sixth Business Day after the date on which the Condition is satisfied (or such other place and date as agreed in writing between the parties).

6.2	At Completion, the Purchaser shall:

(a)	pay the Aggregate Consideration in cash to the Seller;

(b)	procure that the Company repay in full the Intercompany Debt Arrangements (in the amount equal to the Intercompany Debt Amount);

(c)	procure that the Company pays the Seller's Transaction Costs to the payees identified by the Seller in the Pre-Completion Statement; and

(d)	observe and perform the provisions of Part 2 of Schedule 1

in each case, in accordance with clause 6.4 and Part 2 of Schedule 1.

6.3	At Completion, the Seller shall observe and perform the provisions of Part 1 of Schedule 1.

6.4	All documents and items delivered at Completion pursuant to clauses 6.2 and 6.3 and Schedule 1 shall be held by the recipient to the order of the person delivering the same until such time as Completion shall be deemed to have taken place. Simultaneously with:

(a)	delivery of all documents and items required to be delivered at Completion in accordance with clauses 6.2 and 6.3 and Schedule 1 (or the waiver of such delivery by the person entitled to receive the relevant document or item); and

(b)	receipt of an electronic funds transfer to the Seller's Bank Account of an amount equal to the Aggregate Consideration,

the documents and items delivered in accordance with clauses 6.2 and 6.3 and Schedule 1 shall cease to be held to the order of the person delivering them and Completion shall be deemed to have taken place.

6.5	If the Seller fails to comply with the provisions of Part 1 of Schedule 1, the Purchaser may elect (in addition and without prejudice to all other rights and remedies available to them), by giving notice to the Seller:

(a)	to proceed to Completion to the extent reasonably practicable; or

(b)	to fix a new time and date for Completion (being not more than ten Business Days after the original date for Completion) in which case the provisions of clauses 6.2, 6.3 and 6.4 and Schedule 1 shall apply to Completion as so deferred but on the basis that such deferral may occur only once; or

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(c)	only in the event that the Purchaser has elected to postpone Completion pursuant to paragraph (b) above and Completion has not occurred by the date to which it was postponed due to a continued failure by the Seller to comply with the provisions of Part 1 of Schedule 1, not to complete the sale of the Shares, in which case the provisions of clause 6.7 shall apply.

6.6	If the Purchaser fails to comply with the provisions of Part 2 of Schedule 1, the Seller may elect, (in addition and without prejudice to all other rights and remedies available to them), by giving notice to the Purchaser:

(a)	to proceed to Completion to the extent reasonably practicable; or

(b)	to fix a new time and date for Completion (being not more than ten Business Days after the original date for Completion) in which case the provisions of clauses 6.2, 6.3 and 6.4 and Schedule 1 shall apply to Completion as so deferred but on the basis that such deferral may occur only once; or

(c)	only in the event that the Seller has elected to postpone Completion pursuant to paragraph (b) above and Completion has not occurred by the date to which it was postponed due to a continued failure by the Purchaser to comply with the provisions of Part 2 of Schedule 1, not to complete the sale of the Shares, in which case the provisions of clause 6.7 shall apply.

6.7	If the Seller elects or the Purchaser elects not to complete the purchase or sale of the Shares under clauses 6.5 or 6.6 or terminate this agreement in the case of the Purchaser under clause 5.7.

(a)	except for this clause 6.7 and the Surviving Provisions, all the provisions of this agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of this clause 6.7 and the Surviving Provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation.

6.8	The Seller shall obtain, as soon as practicable after Completion (but with effect from Completion), the release of any Group Company (without cost to the relevant Group Company or the Purchaser) from all securities, guarantees, indemnities or similar obligations given or undertaken by any Group Company to secure or support the obligations of:

(a)	the Seller; or

(b)	any other member of the Seller's Group,

provided that the Seller's obligation to obtain the release of any Group Company in respect of the Existing Debt Facilities, the Existing Security Documents and the Factoring Programme shall be satisfied by the execution of the Factoring Programme Release Document and the Release Documents.

7.	Leakage

7.1	The Seller covenants to the Purchaser that in the period from the Interim Accounts Date up to and including the date of Completion:

(a)	neither it nor any other member of the Seller's Group has received or will receive any amount of Leakage; and

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(b)	no arrangement or agreement has been made or entered into (or will be made or entered into) that has resulted or will result in it or any other member of the Seller's Group receiving any Leakage.

7.2	In the event of any Leakage that results in a breach of the covenant contained in clause 7.1, the Seller covenants to the Purchaser, subject to clause 7.4 and in accordance with clause 7.6, to pay to the Purchaser (or to its order) on demand by the Purchaser an amount in cash equal to the aggregate of the amount or value of such Leakage received by it or any other member of the Seller's Group less an amount equal to any amount comprised in such Leakage in respect of VAT which is recoverable by repayment or credit by any Group Company (or the representative member of any group to which that Group Company belongs for VAT purposes at any time after Completion) and less an amount equal to the value of any Tax Relief of the Purchaser's Group and/or the Group Companies in respect of such Leakage to the extent that such Tax Relief has actually been used to reduce an actual liability to pay Tax by any Group Company or member of the Purchaser's Group or to give rise to a repayment of Tax to a Group Company or member of the Purchaser's Group, or in each case is reasonably likely to be so used, in any tax period of the company in question commencing on or before Completion or commencing less than 12 months after the end of the tax period of that company in which Completion occurs.

7.3	The Seller shall, by notice in writing delivered to the Purchaser as part of the Pre-Completion Statement to be delivered to the Purchaser in accordance with clause 5.6, notify the Purchaser of:

(a)	the Seller's Transaction Costs Amount; and

(b)	any other Leakage (together with the Seller's Transaction Costs Amount, the Notified Leakage),

provided that the aggregate amount of:

(i)	all Notified Leakage; less

(ii)	an amount equal to any amount comprised in such Leakage in respect of VAT which is recoverable by repayment or credit by any Group Company (or the representative member of any group to which that Group Company belongs for VAT purposes at any time after Completion) and less an amount equal to the value of any Tax Relief of the Purchaser's Group and/or any Group Company in respect of such Leakage, to the extent that such Tax Relief has actually been used to reduce an actual liability to pay Tax by any Group Company or member of the Purchaser's Group or to give rise to a repayment of Tax to a Group Company or member of the Purchaser's Group, or in each case is reasonably likely to be so used, in any tax period of the company in question commencing on or before Completion or commencing less than 12 months after the end of the tax period of that company in the period in which Completion occurs,

(such amount being the Net Notified Leakage) shall not exceed an amount equal to the Aggregate Consideration.

7.4	In the event of any Notified Leakage, the Base Consideration shall be reduced by an amount equal to the Net Notified Leakage in accordance with clause 3.1(a) provided that, to the extent that the Base Consideration is so reduced by the sum of the Net Notified Leakage, the Seller shall have no liability under clauses 7.1 or 7.2.

7.5	The Seller shall notify the Purchaser in writing as soon as reasonably practicable after becoming aware of any breach of the covenant in clause 7.1.

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7.6	The liability of the Seller under this clause 7 shall be limited to the amount of any Leakage actually received by (or attributable to) the Seller and/or the other members of the Seller's Group less an amount equal to any Tax Relief of the Purchaser's Group and/or any Group Company in respect of such Leakage, (only where such Tax Relief has been taken into account for the purpose of clause 7.2 or dealt with in accordance with clause 7.3) provided that the limitation contained in this clause 7.6 shall not apply to any claim against the Seller to the extent that such claim arises as a result of fraud by the Seller or where such claim would not have arisen but for fraud by the Seller. The Seller shall not be liable more than once in respect of the same Leakage, regardless of whether more than one category of Leakage arises in respect of it.

7.7	Save for clauses 9.1, 9.3(b), 9.6 and 9.7, the limitations on the Seller's liability set out in clause 9 will not apply to any claim under this clause 7.

8.	Seller's Warranties

8.1	The Seller warrants to the Purchaser as at the date of this agreement and at Completion that:

(a)	Ownership of the Shares and the Elogio Shares

the Shares and the Elogio Shares are, as at the date of this agreement, and will at Completion be, legally and beneficially owned solely by it and are fully paid and will be at Completion, free from Encumbrance and transferable without the consent of any third party;

(b)	Capacity and consequences of sale

(i)	it has the power, capacity and authority to execute and deliver this agreement and each of the other Transaction Documents to which it is or will be a party and to perform its obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(ii)	this agreement constitutes legal, valid and binding obligations on it in accordance with its terms. Each of the other Transaction Documents to which it is or will be a party will, when executed, constitute legal, valid and binding obligations on it in accordance with its terms; and

(iii)	the entry by it into this agreement and, as applicable, into each of the other Transaction Documents to which it is or will be a party and the performance by it of its obligations under this agreement and each other Transaction Document does not and will not:

(A)	conflict with or constitute a default under any provision of:

I.	its constitutional documents; or

II.	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it is bound; or

III.	any agreement or instrument to which it or any person connected with it is a party;

(B)	result in the creation or imposition of any Encumbrance on any of the Shares owned by it;

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(iv)	it is not insolvent (within the meaning of the Insolvency Act 1986) or unable to pay its debts as they fall due and has not stopped paying its debts as they fall due, nor has any administrator, receiver or administrative receiver been appointed in respect of the whole or any part of it or its assets; and

(v)	no order has been made and no resolution has been passed for its winding-up, and no petition has been presented for that person, and no voluntary arrangement, compromise or similar arrangement with creditors has been proposed, agreed or sanctioned in respect of it.

8.2	The Seller warrants to the Purchaser that each of the Business Warranties is true and accurate as at the date of this agreement.

8.3	Each of the Seller's Warranties is separate and independent and, except as expressly provided to the contrary in this agreement, is not limited by reference to any other of the Seller's Warranties or by any other provision of this agreement.

8.4	If prior to Completion the Seller becomes aware of a likely Warranty Claim, the Seller shall give written notice to the Purchaser specifying the matter or circumstance giving rise to that likely Warranty Claim in reasonable detail (to the extent known), and setting out such other facts as the Seller reasonably deems necessary, as soon as reasonably practicable after it becomes aware of that likely Warranty Claim.

8.5	If the Purchaser becomes aware of a likely Warranty Claim, the Purchaser shall give written notice to the Seller specifying the matter or circumstance giving rise to that likely Warranty Claim in reasonable detail (to the extent known), and setting out such other facts as the Purchaser reasonably deems necessary, as soon as reasonably practicable after it becomes aware of that likely Warranty Claim. Any failure by the Purchaser to give notice as contemplated by this clause 8.5 shall not, for the avoidance of doubt, prevent the Purchaser from making any Warranty Claim.

9.	Limitations on the Seller's Liability

9.1	Without prejudice to any lower limitation of liability expressly provided in this agreement, the maximum aggregate liability of the Seller under or in respect of any breach of this agreement and any other Transaction Document and in respect of any Fundamental Claim shall be limited to an amount equal to EUR 579,500,000 less any amounts deducted for the purposes of clause 3.3.

9.2	The maximum aggregate liability of the Seller for any Additional Claim or any Seller Tax Covenant Claim shall be limited to an aggregate amount of EUR 1.

9.3	The liability of the Seller in respect of:

(a)	any claim under clause 5 (Pre-Completion Undertakings) of this agreement shall terminate on the date falling six months after Completion, except in respect of any such claim of which written notice is given to the Seller before that date;

(b)	any claim under clause 7 (Leakage) of this agreement shall terminate on the date falling nine months after Completion, except in respect of any such claim of which written notice is given to the Seller before that date;

(c)	any Warranty Claim (other than a Fundamental Claim, an Environmental Warranty Claim or a Tax Warranty Claim) shall terminate on the date falling two years after Completion, except in respect of any such claim of which written notice is given to the Seller before that date;

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(d)	any Environmental Warranty Claim or Fundamental Claim shall terminate on the date falling four years after Completion, except in respect of any such claim of which written notice is given to the Seller before that date;

(e)	any claim under clause 13 (Restrictive Covenants) shall terminate on the date falling 36 months after Completion, except in respect of any such claim of which written notice is given to the Seller before that date;

(f)	any Tax Warranty Claim or Seller Tax Covenant Claim shall terminate on the date falling 7 years after Completion, except in respect of any such claim of which written notice is given to the Seller before that date; and

(g)	subject to the foregoing provisions of this clause 9.3, any other claim under this agreement shall terminate on the date falling 12 months after Completion, except in respect of any such claim of which written notice is given to the Seller before that date, and in each case, the liability of the Seller in respect of any claim (other than a Seller Tax Covenant Claim) shall in any event terminate if proceedings in respect of it have not been commenced within nine months after the giving of written notice of that claim. Notice of a written claim must state in reasonable detail the nature of the breach (to the extent known to the Purchaser) and, if practicable, the amount claimed.

9.4	The Purchaser shall not be entitled to bring any Additional Claim if and to the extent that the fact, matter or circumstance giving rise to the Additional Claim is Disclosed in the Disclosure Letter or any Transaction Document or any document contained in the Data Room on or prior to the date of this agreement.

9.5	The Purchaser shall not be entitled to bring any Additional Claim if and to the extent that the fact, matter or circumstance giving rise to the Additional Claim is Disclosed or specifically allowed, provided or reserved for in the Accounts or in the Interim Accounts.

9.6	Nothing in this agreement shall be deemed to relieve the Purchaser from any common law duty to mitigate any loss or damage incurred by it as a result of any breach of this agreement or any of the Transaction Documents provided that the parties acknowledge for the avoidance of doubt that no such common law duty exists in respect of any Seller Tax Covenant Claim.

9.7	The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, cost, shortfall, deficiency, breach or other set of circumstances which gives rise to more than one claim in respect of this agreement or any of the Transaction Documents.

9.8	None of the limitations contained in this clause shall apply to any claim against the Seller to the extent that such claim arises as a result of fraud or fraudulent misrepresentation by the Seller or where such claim would not have arisen but for fraud by the Seller.

10.	W&I Insurance

10.1	Purchaser's recourse for Additional Claims and Seller Tax Covenant Claims

Notwithstanding any other provision of this agreement save for clause 9.8, any other Transaction Document or any other matter or thing, the Purchaser acknowledges and agrees that:

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(a)	it will not be entitled to make, will not make, and irrevocably waives any right it may have to make any Additional Claim or Seller Tax Covenant Claim against the Seller except to the extent of EUR 1;

(b)	its sole potential recourse in respect of all and any Additional Claims and/or Seller Tax Covenant Claims shall, except to the extent of EUR 1, be under the W&I Insurance Policy; and

(c)	any inability of the Purchaser to pursue or obtain any remedy in respect of any Additional Claim or Seller Tax Covenant Claim under the W&I Insurance Policy, whether due to policy terms, exceptions or exclusions, validity (including without limitation if the W&I Insurance Policy is invalid due to the insolvency, breach or default of any person), creditworthiness or for any other reason, shall not affect or in any way increase the liability of the Seller under this agreement.

10.2	No subrogation

The Purchaser warrants to the Seller that:

(a)	the W&I Insurance Policy includes terms to the effect that the W&I Insurer will not be entitled to subrogate against the Seller or make any claim for contribution or otherwise from the Seller; and

(b)	it shall not waive or agree to amend and shall procure that there is no waiver or amendment of the provisions of the W&I Insurance Policy pursuant to which the W&I Insurer waives any rights of subrogation it may have against the Seller.

11.	Purchaser's Warranties and Undertakings

11.1	The Purchaser warrants to the Seller that as at the date of this agreement:

(a)	it has the power, capacity and authority to execute and deliver this agreement and each of the other Transaction Documents to which it is or will be a party and to perform its obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(b)	this agreement constitutes, and each of the other Transaction Documents to which it is or will be a party will, when executed, constitute legal, valid and binding obligations on it in accordance with its terms;

(c)	the entry by it into this agreement and, as applicable, into each of the other Transaction Documents to which it is or will be a party and the performance of the obligations of it under this agreement and each other Transaction Document does not and will not conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which it or any person connected with it is a party;

(ii)	the constitutional documents of it or any person connected with it; or

(iii)	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it or any person connected with it is bound;

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(d)	it is not insolvent (within the meaning of the Insolvency Act 1986) or unable to pay its debts and has not stopped paying its debts as they fall due, nor has any administrator, receiver or administrative receiver been appointed in respect of the whole or any part of it or its assets; and

(e)	no order has been made and no resolution has been passed for its winding-up, and no petition has been presented for that person, and no voluntary arrangement, compromise or similar arrangement with creditors has been proposed, agreed or sanctioned in respect of it.

11.2	The Purchaser undertakes to the Seller that it shall not take any action which would cause it to not have sufficient available financial resources at Completion to pay (or procure the payment of) the Aggregate Consideration, the Intercompany Debt Amount and the Seller's Transaction Costs, meet its other obligations under this agreement and pay any and all fees and expenses required to be paid by the Purchaser in connection with the Transaction.

11.3	The Purchaser warrants to the Seller that it has available to it commitments for all debt financing as necessary, when taken together with cash available to the Purchaser, to ensure that all amounts payable or that may become payable by it pursuant to this agreement are paid when due.

12.	Post Completion Undertakings

12.1	For a period of six years following Completion, the Purchaser shall make available to the Seller those Books and Records of the Group Companies in respect of the period prior to Completion that are reasonably required by the Seller for the purpose of dealing with its Tax and accounting affairs. Access to such Books and Records shall be granted upon reasonable notice by the Seller to the Purchaser and, subject to there being no material disruption to the business of any Group Company, the Purchaser shall procure that such Books and Records are made available to the Seller for inspection during working hours and, where reasonably required for the purpose of dealing with such affairs, copying (at the Seller's expense).

12.2	From Completion, the Purchaser shall (at its own cost) procure that each Group Company shall:

(a)	promptly (and in any event within 10 days of the date of Completion) change the name of the Company and remove reference to Perstorp in the Company name in its entirety;

(b)	subject to clauses 12.3 and 12.4, within 90 days of the date of Completion cease to use (including in company names or business names, trade or service names or marks, domain names, designs and logos):

(i)	the "Perstorp" name and any associated logos or devices that are owned by the Seller's Group; and

(ii)	any name or mark which is confusingly similar to anything in (i) above; and

(c)	not hold itself out as being part of, or otherwise connected or associated with, the Seller or any other member of the Seller's Group, save in respect of the relationships contemplated by the Transaction Documents.

12.3	For the 90 day period from the date of Completion and subject to clauses 12.4 and 12.5, the Seller permits the Purchaser to continue to:

(a)	use the existing signage, letterhead, invoices, business cards, promotional materials and similar items which may reference the 'Perstorp' name provided they are used in the same manner used by Employees and Group Companies prior to the date of this agreement; and

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(b)	sell products which are included in the Inventory at Completion and which contain or are labelled with the 'Perstorp' name or associated logos or devices until the date which is the earlier of (i) the date on which the supplies thereof have been exhausted; and (ii) the date following 90 days after the date of Completion.

12.4	In the event that a product registration is required, the Purchaser may continue to sell the products using the 'Perstorp' name or associated logos until such time as the product(s) is/are registered under the Purchaser's new names for the product(s). To the extent that this change in registration takes more than 90 days from the date of Completion to be effective and this is not due to the fault of the Purchaser, then the Purchaser shall notify the Seller in writing of the same and shall be permitted to continue to sell the products until the earlier of: (i) such effective date and (ii) the date falling six months after the date of Completion.

12.5	The Purchaser shall indemnify the Seller against all losses, damages, liabilities, costs and expenses (including all fines, penalties and legal costs) which the Seller's Group may incur or suffer as a result of any claims arising from the continued use by the Purchaser of the 'Perstorp' name or associated logos or devices pursuant to clauses 12.3 and 12.4.

13.	Restrictive Covenants

13.1	Subject to clause 13.2 and 13.3, the Seller covenants with the Purchaser and each Group Company that it shall not (and shall procure that no other member of the Seller's Group shall) whether alone or jointly, and whether as principal or agent, with or for or on behalf of any other person and whether directly or indirectly until:

(a)	the earlier of: (i) the date falling 36 months after Completion; and (ii) in the circumstances of a Seller Group Sale only, the date falling 12 months after Completion (Restricted Period), be engaged or interested in any business which carries on a Restricted Activity provided that nothing in this clause shall prevent or restrict the Seller or any other member of the Seller's Group from (i) being engaged in any business which carries on a Permitted Activity or (ii) undertaking the matters referred to in the Elogio TSA; or

(b)	the date falling 18 months after Completion, induce or attempt to induce to leave the employment of a Group Company or the Purchaser's Group or hire, employ or engage, or endeavour to hire, employ or engage, any Senior Employee who is an Employee at Completion Date (a Relevant Employee).

13.2	Notwithstanding any other provision of this clause 13, nothing in this clause 13 shall prohibit or restrict:

(a)	the Seller owning or dealing in securities in a company which are dealt on a recognised stock exchange and which confers not more than one per cent. of the votes which could be case at a general meeting;

(b)	the Seller or any other members of the Seller's Group from (i) advertising for staff generally provided that such advertising is not targeted at any Relevant Employee or (ii) hiring, employing, engaging, or endeavouring to hire, employ or engage any Relevant Employee whose employment with a Group Company has been terminated for a period of more than six months; or

(c)	the activities of (i) any purchaser of any member of the Seller's Group (a Perstorp Purchaser) or (ii) any Affiliate of such Perstorp Purchaser (other than Perstorp Holding AB (publ) and its subsidiary undertakings) provided always that this clause 13.2(c) shall not permit any Perstorp Purchaser or any Affiliate of such Perstorp Purchaser to act indirectly for and on behalf of Perstorp Holding AB (publ) or any of its subsidiary undertakings in respect of any act which would constitute a breach of the covenants contained in clause 13.1 during the Restricted Period.

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13.3	Each of the restrictions in clause 13.1 shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid.

13.4	The Seller agrees that the restrictions in clause 13 are reasonable and no more than is necessary to protect the legitimate interests of the Purchaser and each Group Company. Nevertheless, if any of the restrictions in clause 13.1 is void but would be valid if some part of the restriction were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid and enforceable.

13.5	The covenants in this clause 13 may with the prior written consent of the Purchaser be enforced by any Group Company or any member of the Purchaser's Group against the Seller under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause may be varied or terminated by agreement between the Seller and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability of the Seller in respect of rights or claims contemplated by this clause) without the consent of any Group Company or any other member of the Purchaser's Group.

14.	Announcements and Confidentiality

14.1	Subject to clause 14.5, the Purchaser shall not, without the prior written consent of the Seller, issue any statement or make any announcement concerning the Transaction or any related or ancillary matter before, on or after Completion other than any announcement in the Agreed Form.

14.2	The Seller shall not, without the prior written consent of the Purchaser, issue any statement or make any announcement concerning the Transaction or any related or ancillary matter before, on or after Completion other than any announcement in the Agreed Form.

14.3	Subject to clauses 14.1, 14.2, 14.5 and 14.6, until the date falling three years following the date hereof:

(a)	each party shall treat as strictly confidential and not disclose or use any information received, held or obtained as a result of entering into this agreement or any other Transaction Document which relates to the provisions of, and negotiations relating to, this agreement or any other Transaction Document and any agreement entered into pursuant to them; and

(b)	the Seller shall, following Completion, treat as strictly confidential and not disclose or use:

(i)	any information relating to a Group Company which shall include all information not publicly known, used in or otherwise relating to the Group Companies' business, customers, plans, prospects or financial or other affairs, including information relating to trade secrets, know-how, ideas, computer systems and computer software, future projects, business development or planning, commercial relationships and negotiations and the marketing of goods or services including customer names and lists, sales targets and statistics and which could be used in any way which would compete with the business of any Group Companies; or

(ii)	any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser's Group.

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14.4	If within two months after:

(a)	the end of the three year period starting from the date of Completion; or

(b)	the date of a Seller Group Sale,

the Purchaser asks the Seller in writing to permanently destroy and/or delete information which may be deemed to be confidential or commercially sensitive in nature in respect of any Group Company and which would in any way compete with the business of any Group Company then the Seller shall destroy such information. For the avoidance of doubt, the Purchaser shall be able to make such requests in writing to the Seller at any time within the three year period referred to in clause 14.3 and any such obligation on the Seller shall be subject to the Seller being able to retain any such information to the extent:

(i)	it is required to do so by any applicable law, rule or requirement of any regulatory or governmental authority or stock exchange;

(ii)	the information is contained in any electronic file created pursuant to any routine backup or archiving procedure which is not readily available to users and remains subject to the confidentiality obligations notwithstanding the time limitations under this clause 14; or

(iii)	the information is required by any member of the Seller's Group to perform or discharge its obligations under the Transitional Services Agreement.

14.5	Nothing in this clause 14 prevents any announcement being made or any confidential information being disclosed (or being retained and not returned or destroyed):

(a)	with the prior written approval of the Seller and the Purchaser (as applicable), which in the case of any announcement shall not be unreasonably withheld or delayed; or

(b)	to the extent required by law, any court of competent jurisdiction, any stock exchange or any competent regulatory or supervisory body (including any securities exchange on which such party's or its Affiliates' securities are trading or any Tax Authority), whether or not the requirement has the force of law, but if a person is so required to make any announcement or to disclose any confidential information then the relevant party shall (i) promptly notify the other party, where practicable and lawful to do so, before the announcement is made or disclosure occurs (as the case may be) and (ii) shall co-operate with the other party regarding the timing and content of such announcement or disclosure (as the case may be) or any action which the other party may reasonably elect to take to challenge the validity of such requirement provided that the foregoing limbs (i) and (ii) shall not apply to any disclosure obligation of the Purchaser or its Affiliates in connection with their securities being listed on a securities exchange or registered with the U.S. Securities Exchange Commission, including but not limited to the filing of an Initial Form 8 K together with a copy of the agreement or the filing of a Completion Form 8 K together with supplemental documents relating to the Group Companies.

14.6	Nothing in this clause 14 prevents any confidential information being disclosed (or, where applicable, being retained and not returned or destroyed):

(a)	by any member of the Purchaser's Group for the time being or, after Completion by any Group Company:

(i)	to the extent that the information is in or comes into the public domain otherwise than as a result of a breach of any undertaking or duty of confidentiality by any member of the Purchaser's Group for the time being or, after Completion by any Group Company;

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(ii)	to any other member of the Purchaser's Group or to its or their professional advisers or auditors but, before any disclosure to any such person, the Purchaser shall procure that such person is made aware of the terms of this clause 14 and shall use its reasonable endeavours to procure that such person is bound by obligations of confidentiality on terms substantially similar to the relevant provisions of this clause 14;

(iii)	to a proposed purchaser of any member of the Purchaser's Group or their professional advisers or auditors but, before any disclosure to any such person, the Purchaser shall procure that such person is made aware of the terms of this clause 14 and shall use its reasonable endeavours to procure that such person is bound by obligations of confidentiality on terms substantially similar to the relevant provisions of this clause 14; or

(iv)	to any provider of finance or potential provider of finance to the Purchaser's Group or to a security trustee or agent acting on behalf of one or several banks or other financial institutions which have entered into, or may enter into, any financing agreements with the Purchaser or any person connected with the Purchaser, or any of their professional advisers or auditors, but, before any disclosure to any such person, the Purchaser shall procure that such person is made aware of the terms of this clause 14 and shall use reasonable endeavours to procure that such person is bound by obligations of confidentiality on terms substantially similar to the relevant provisions of this clause 14;

(b)	by the Seller:

(i)	to any member of the Seller's Group or to any Group Company, in each case on a confidential basis; or

(ii)	to any direct or indirect shareholder of any member of the Seller's Group or any investor in any Fund which is a direct or indirect shareholder of any member of the Seller's Group; or

(iii)	to any creditor of the Seller or the Seller’s Group pursuant to the terms of the documents in place at the date of this agreement in respect of the Existing Debt Facilities; or

(c)	by any member of the Seller's Group or, on or before Completion, by any Group Company:

(i)	to the extent that the information is in or comes into the public domain otherwise than as a result of a breach of any undertaking or duty of confidentiality by the Seller or, on or before Completion, by any Group Company; or

(ii)	to its professional advisers or auditors but, before any disclosure to any such person, the Seller shall procure that such person is made aware of the terms of this clause 14 and shall use its reasonable endeavours to procure that such person is bound by obligations of confidentiality on terms substantially similar to the relevant provisions of this clause 14.

15.	Notices

15.1	Any notice or other communication to be given in connection with this agreement must be in writing (which does not include an Electronic Communication) in English and must be delivered or sent by post to the party to whom it is to be given as follows:

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(a)	if to the Seller at:

Perstorp Holding AB (publ)

Neptunigatan 1

SE-211 20 Malmö

Sweden

marked for the attention of the Chief Financial Officer,

with a copy to:

Perstorp Holding AB (publ)

Neptunigatan 1

SE-211 20 Malmö

Sweden

marked for the attention of Head of Legal Department,

and

Allen & Overy LLP

One Bishops Square

London E1 6AD

stephen.lloyd@allenovery.com

marked for the attention of Stephen Lloyd,

(b)	if to the Purchaser at:

5255 Virginia Avenue, North Charleston, South Carolina, 29406, United States of America

marked for the attention of the Chief Financial Officer, with a copy to the Law Department at 5255 Virginia Avenue, North Charleston, South Carolina, 29406;

and

Eversheds Sutherland (International) LLP, 70 Great Bridgewater Street, Manchester M1 5ES marked for the attention of Nicola Brookes,

or at any such other address of which it or he shall have given notice for this purpose to the other party. Any notice or other communication sent by post shall be sent by prepaid recorded delivery post (if within the United Kingdom) or by prepaid airmail (if the country of destination is not the same as the country of origin).

15.2	Any notice or other communication shall be deemed to have been given:

(a)	if delivered by hand, registered post or courier, at the time of delivery; or

(b)	if sent by post, on the second Business Day after it was put into the post (if within the United Kingdom) or on the fifth Business Day after it was put into the post (if the country of destination is not the same as the country of origin).

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15.3	In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted by prepaid recorded delivery post or by prepaid airmail.

15.4	This clause 15 shall not apply in relation to the service of any claim, form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement.

16.	Further Assurance

16.1	On or after Completion the Seller shall, at the cost of the Purchaser, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as may be required by law or as the Purchaser may from time to time reasonably require in order to vest any of the Shares in the Purchaser.

16.2	For so long after Completion as the Seller remains the registered holder of any Shares, it shall hold that Share and any distributions, property and rights deriving from it in trust for the Purchaser and shall deal with that Share and any distributions, property and rights deriving from it as the Purchaser directs; in particular, the Seller shall exercise all voting rights as the Purchaser directs or shall execute an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of the Company concerned.

16.3	If, in the two years following the date of this agreement, any payment is made to the Seller after Completion in respect of the performance by the Purchaser of any contract with a third party or generally in relation to the carrying on of the business of the Company or any Group Company after Completion, the Seller will (except to the extent that such amount is paid in respect of VAT for which the Seller or any Affiliate of the Seller (other than a Group Company) is liable)) receive the same as trustee for the Purchaser and will account to the Purchaser for the same as soon as reasonably practicable and in any event within ten Business Days following receipt of such payment. If, in the two years following the date of this agreement, any payment is made to the Purchaser's Group after Completion in respect of the performance by the Seller or any member of the Seller's Group of any contract with a third party or generally in relation to the carrying on of the retained business of the Seller's Group after Completion, the Purchaser will receive the same as trustee for the Seller (or member of the Seller's Group as the case may be) and will account to the Seller for the same as soon as reasonably practicable and in any event within ten Business Days following receipt of such payment.

16.4	Within seven days of Completion, the Seller shall provide to the Purchaser a reasonably detailed reconciliation of all movements of the cash of the Company through the Cash Pooling Arrangement, from the position set out in the Interim Accounts to the point at which Completion occurs. The Seller shall use its reasonable endeavours to provide, as promptly as possible, reasonable responses to all queries raised by the Purchaser (acting reasonably) in respect of such reconciliation together with all supporting information reasonably requested by the Purchaser.

16.5	The Seller agrees that in the event that the Purchaser identifies (acting reasonably) that there is information relating to the assets of any Group Company held by any member of the Seller’s Group (or which any member of the Seller’s Group is reasonably able to obtain) which is not located at the Properties or in the event that the Seller does not deliver the documents referred to in paragraph 1(r) of Schedule 1, it shall provide (at its own cost) to the Purchaser such documentation as soon as reasonably practicable following Completion or the receipt of such request by the Purchaser.

16.6	If:

(a)	any of the Purac Biochem Assignment Agreements;

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(b)	the distribution agreement to be entered into between the Company and Nordmann Rassmann Handelsgeschäft to substitute the existing agreement in place relating to the business of the Company between the Seller and Nordmann Rassmann Handelsgeschäft; or

(c)	the distribution agreement to be entered into between the Company and Reschem Italia SpA,

is not entered into on or before Completion, then the Seller agrees that it will use its best endeavours and shall take any and all steps necessary to assist the Company in ensuring such agreements are entered into as soon as reasonably practicable after Completion.

17.	Assignments

No party may assign, transfer, charge or otherwise deal with all or any of its rights or obligations under this agreement nor grant, declare, create or dispose of any right or interest in it, save that:

(a)	the Purchaser may assign (in whole or in part) the benefit of this agreement to any other member of the Purchaser's Group provided that if such assignee ceases to be a member of the Purchaser's Group all benefits relating to this agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Purchaser immediately before such cessation; and

(b)	the Purchaser or any member of the Purchaser's Group may charge and/or assign the benefit of this agreement to any person providing debt financing and/or hedging facilities to the Purchaser or any member of the Purchaser's Group or to any security agent or any person or persons acting as trustee, nominee or agent for any such person by way of security for the facilities being made or to be made available to the Purchaser or member of the Purchaser's Group and any such person, security agent, trustee, nominee or agent may also, in the event of enforcement of such security in accordance with its terms, assign the benefit of such obligations and rights to a purchaser or assignee who acquires the Company or all or part of its business from that person, security agent, trustee, nominee or agent (or any receiver appointed by any of them), provided that the Seller shall not be under any greater obligation or liability thereby than if such assignment had never occurred and that the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as the Purchaser in this agreement (and, in particular, shall not exceed the sum which would, but for such assignment, have been recoverable hereunder by the Purchaser in respect of the relevant fact, matter or circumstance).

18.	Payments

18.1	Unless otherwise expressly stated (or as otherwise agreed in writing in the case of a given payment), each payment to be made under this agreement or any of the Transaction Documents shall be made in Euros by transfer of the relevant amount into the account specified in writing on or before the date the payment is due for value on that date. The relevant account for a given payment is:

(a)	if that payment is to the Seller, such account as the Seller shall, not less than three Business Days before the date that payment is due, have specified for payment by giving notice in writing to the Purchaser for the purpose of that payment; and

(b)	if that payment is to the Purchaser, such account of the Purchaser as the Purchaser shall, not less than three Business Days before the date that payment is due, have specified for payment by giving notice in writing to the Seller for the purpose of that payment.

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18.2	If a party defaults in making any payment when due of any sum payable under this agreement or under any of the Transaction Documents, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of LIBOR plus two per cent., which interest shall accrue from day to day and be compounded monthly.

19.	Taxation

The parties shall comply after Completion with the provisions of Schedule 3.

20.	General

20.1	Each of the obligations, warranties and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion.

20.2	Time is not of the essence in relation to any obligation under this agreement unless:

(a)	time is expressly stated to be of the essence in relation to that obligation; or

(b)	one party fails to perform an obligation by the time specified in this agreement and another party serves a notice on the defaulting party requiring it to perform the obligation by a specified time and stating that time is of the essence in relation to that obligation.

20.3	The Purchaser shall pay any stamp duty or stamp duty reserve tax payable in respect of the transfer of the Shares. Except as provided otherwise in this agreement each party shall pay the costs, charges and other expenses incurred by it in connection with the entering into and completion of this agreement.

20.4	This agreement may be executed in any number of counterparts, all of which, taken together shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Signatures sent by email attachment or telecopy shall be valid and binding to the same extent as the original signatures.

20.5	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

20.6	No party shall be entitled to terminate or rescind this agreement except under clause 6.7.

20.7	Except as otherwise expressly stated in this agreement, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

20.8	The rights and obligations of the Seller and the Purchaser under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns.

20.9	No amendment of this agreement or any other Transaction Document shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

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20.10	The provisions contained in each clause and subclause of this agreement shall be enforceable independently of each of the others and their validity shall not be affected if any of the others are invalid. If any of those provisions is void but would be valid if some part of the provision were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

21.	Whole Agreement

21.1	This agreement and the other Transaction Documents contain the whole agreement between the parties relating to the transactions contemplated by the Transaction Documents and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions.

21.2	Each party:

(a)	acknowledges that in agreeing to enter into this agreement and the other Transaction Documents it has not relied on any express or implied representation, warranty, collateral contract or other assurance made by or on behalf of any other party before the entering into of this agreement; and

(b)	waives all rights and remedies which, but for this clause 21.2, might otherwise be available to it in respect of any such express or implied representation, warranty, collateral contract or other assurance.

21.3	The Purchaser further acknowledges that no connected person or adviser of the Seller is authorised to make or give any warranty, representation, statement, undertaking or covenant of any nature on behalf of the Seller in respect of the transaction contemplated by this agreement and that the Seller shall not have any liability to it in such respect (whether for vicarious acts or otherwise).

21.4	Nothing in this clause 21 limits or excludes any liability for, or remedy in respect of, fraud.

22.	Governing Law and Jurisdiction

22.1	This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and interpreted in accordance with, English law.

22.2	The English courts have exclusive jurisdiction to settle any dispute, claim or controversy arising out of or in connection with this agreement (including a dispute, claim or controversy relating to any non-contractual obligations arising out of or in connection with this agreement) and the parties submit to the exclusive jurisdiction of the English courts.

22.3	The Purchaser irrevocably appoints Eversheds Sutherland (International LLP) of 70 Great Bridgewater Street, Manchester, M1 5ES as its agent in England for service of process.

22.4	The Seller irrevocably appoints Cogency Global (UK) Limited of 6 Lloyds Avenue, Unit 4CL, London EC3N 3AX as its agent in England for service of process.

22.5	The Purchaser and the Seller agree to inform the other party in writing of any change of address to their process agent within five Business Days of such change.

22.6	If the Purchaser's or the Seller's process agent ceases to act as such or to have an address in England and Wales, the Purchaser or the Seller (as applicable) irrevocably agrees to appoint a new process agent in England and Wales acceptable to other party and to deliver to the other party within five Business Days a copy of a written acceptance of appointment by the process agent.

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22.7	The parties waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

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Schedule 1

Completion

Part 1

Seller's Obligations

1.	At Completion the Seller shall deliver to the Purchaser:

(a)	duly executed transfer forms in favour of the Purchaser for the Shares;

(b)	the certificates for the Shares (or a lost certificate indemnity in a form reasonably satisfactory to the Purchaser);

(c)	letters of resignation in the Agreed Form (the Resignation Letters) from Magnus Lannér, David Turner and David James resigning from their positions at each Group Company;

(d)	a copy of the Transitional Services Agreement duly executed by the Seller and the Company;

(e)	a copy of the Reverse Transitional Services Agreement duly executed by the Seller and the Company (if applicable);

(f)	a copy of the IP Transfer Agreement duly executed by the relevant parties thereto;

(g)	a copy of the Elogio Share Transfer Agreements duly executed by the relevant parties thereto;

(h)	a copy of the Patent Licence Agreement duly executed by the relevant parties thereto;

(i)	a copy of the Release Documents duly executed by the relevant parties thereto;

(j)	a copy of the Factoring Programme Release Document duly executed by the relevant parties thereto;

(k)	evidence that the Intercompany Debt Arrangements have been prepaid and that the Company has been extracted from the Cash Pooling Arrangements, in each case confirming that there are no further obligations on the Company in respect of each of these arrangements;

(l)	the statutory registers and company books for each Group Company;

(m)	a voting power of attorney duly executed by the Seller in favour of the Purchaser;

(n)	the PROOF online filing codes for the Company for Companies House;

(o)	a copy of the corporate authorisations of the Seller (together with any power of attorney, if applicable) approving entry into this agreement and the other Transaction Documents to which it is a party;

(p)	a copy of the Assignment Agreements duly executed by the relevant parties thereto;

(q)	a copy of the Termination Agreements duly executed by the relevant parties thereto;

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(r)	all intra-group agreements to the extent that such agreements have not been terminated and any other new contracts or variations to existing contracts entered into (in accordance with the covenants contained in clause 5.1) after the date of this agreement and Completion which have been retained by the Seller;

(s)	a copy of the board minutes of the Company approving the transfer of the Shares and the removals and appointment of directors; and

(t)	satisfactory evidence in writing that the Repurchase Price (as defined in the Deed Of Repurchase And Termination In Relation to Perstorp UK Ltd dated prior to Completion (“Repurchase Deed”)) has been received by the Issuer (as defined in the Repurchase Deed) satisfying the relevant condition of the Repurchase Deed; and

(u)	a letter from Nordea Bank Abp London Branch to Perstorp UK Ltd. And Perstorp Financial Services AB in respect of the Novation of Transaction Account under the Global Cash Pool Agreement.

2.	At Completion, the Seller shall procure that control of all bank accounts contained cash belonging to the Company or other member of the Group following their extraction from the Cash Pooling Arrangement shall be delivered to the Company.

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Part 2

Purchaser's Obligations

At Completion the Purchaser shall:

(a)	telegraphically transfer to the Seller's Bank Account (or such other bank account as the Seller may notify in writing to the Purchaser no less than three Business Days before Completion) an amount (as identified in the Pre-Completion Statement) equal to the Aggregate Consideration in immediately available funds;

(b)	procure that the Company pays the Seller's Transaction Costs to the payees identified pursuant to the Pre-Completion Statement in immediately available funds;

(c)	procure the payment by the Company to such bank account(s) as the Seller shall notify in writing to the Purchaser no less than three Business Days before Completion of an amount equal to the Intercompany Debt Amount (as identified in the Pre-Completion Statement) in immediately available funds;

(d)	deliver to the Seller a copy of the corporate authorisations of the Purchaser (together with any power of attorney, if applicable) approving entry into this agreement and the other Transaction Documents to which they are a party; and

(e)	deliver to the Seller copies of the clearance decisions adopted by the Competition Authorities.

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Schedule 2

Business Warranties

Notwithstanding anything to the contrary in this agreement, the term "so far as the Seller is aware" or any similar expression shall be deemed to mean the actual awareness and knowledge of the Seller having made reasonable enquiry of Magnus Lannér, Jan Secher, Magnus Heimburg, Anders Gahnström, Marie Grönborg, Stephen Lewis, Paul Shelley, John Ekstrom, and John Campbell.

1.	Corporate Information

1.1	Constitutional documents and statutory registers

(a)	A complete copy of the articles of association or relevant constitutional documents of each Group Company is contained in the Data Room. These set out all rights and restrictions attaching to each class of shares of the relevant Group Company.

(b)	The statutory books (including all registers and minute books) of each Group Company have been properly kept and contain an accurate and complete record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received.

(c)	So far as the Seller is aware, all returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar of Companies by each Group Company or in the case of Elogio, to the Trade Register of the Chamber of Commerce have been properly and correctly prepared and so filed and delivered, and no such returns, particulars, resolutions or other documents have been so filed or delivered during the period of 14 days ending on the date of this agreement.

(d)	Each Group Company is duly organised or incorporated and validly existing under the laws of its jurisdiction of incorporation.

1.2	Share capital

(a)	No person is entitled or has claimed to be entitled to require any Group Company to issue or transfer any equity security either now or at any future date whether contingently or not or by reason of any conversion rights or under any option agreement.

(b)	The Company has not allotted or issued any share capital other than the Shares and Elogio has not allotted or issued any share capital other than the 4000 shares of €100.00 each in issue at the date of this agreement.

1.3	The Company and associations

No Group Company:

(a)	holds or beneficially owns (and has never held or beneficially owned) and has not agreed to acquire any securities of any company;

(b)	is, or has agreed to become, a member of any partnership (whether incorporated or unincorporated) or other unincorporated association, joint venture or consortium (other than recognised trade associations or industry-wide accreditation bodies or associations and in relation to Elogio); or

(c)	is, or has agreed to become, a director of any body corporate; or

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(d)	is, save for the Factoring Programme, Cash Pooling Arrangement, the Existing Debt Facilities or any insurance policy relating to the Seller Group and as Disclosed in the Data Room, a party to any contract with any member of the Seller's Group thereof and neither the Seller nor any member of the Seller's Group or their Affiliates possess, directly or indirectly, any material financial interest in any entity which is a material supplier, distributor, customer, lessor, lessee or competitor of a Group Company with respect of the business operated by any Group Company.

2.	Assets

2.1	Subject to any security interests (including any assignments by way of security) under the Existing Security Documents that will be released pursuant to the Release Documents, all assets which (i) are material to the operation of the business of a Group Company in the manner in which it is carried on at the date of this agreement; or (ii) are included in the Interim Accounts; or (iii) have been purchased since the Interim Accounts Date, are legally and beneficially owned by, or leased or licensed to, the Group Company and comprise in all material respect the assets required to operate the business in substantially the same manner as such operations are currently conducted as at the date of this agreement.

2.2	Other than pursuant to the Existing Debt Facilities and the Existing Security Documents, there are no Encumbrances, nor has any Group Company agreed to create any Encumbrance, over any part of the undertaking or assets of any Group Company.

2.3	The Inventory held by the Company at the date of this agreement and not written off or depreciated in the Accounts:

(a)	is not obsolete;

(b)	meets respective specifications and is saleable; and

(c)	is adequate in relation to current production and trading requirements of the Group Company,

otherwise than in the ordinary course of trading.

2.4	The plant and machinery material to the business of the Group Companies:

(a)	is in a good state of repair and condition and satisfactory working order and have been regularly maintained to a good standard and in accordance with any safety regulations usually observed in relation to them; and

(b)	are accurately recorded in the plant register.

3.	Bank Accounts

All the bank accounts held by the Company will be extracted from the Cash Pooling Arrangement on or before Completion and those bank accounts will contain all the cash that the Company holds at Completion.

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4.	Compliance with laws

4.1	Statutes and regulations

(a)	Each Group Company has, since the Relevant Date, conducted its business in all material respects in accordance with all applicable laws and regulations of any jurisdiction in which any Group Company conducts business at the date of this agreement and there is no judgment, order or decree of any relevant jurisdiction outstanding against any Group Company.

(b)	So far as the Seller is aware, none of the officers, agents or employees of any Group Company (during the course of his duties in relation to the Group Companies) has committed or omitted to do any act or thing in material contravention of any applicable law or regulation in the United Kingdom or in any location where a Group Company trades.

4.2	Licences and consents

Each Group Company has obtained all material licences, authorisations and consents required to own and operate its assets and operate its business affairs in the places and in the manner in which it is carried on at the date of this agreement and has, so far as the Seller is aware, at all times complied in all material respects with the terms and conditions of such licences, authorisations and consents. No Group Company has received written notice of breach, refusal of, suspension, termination or revocation of any of such material licences, authorisations or consents and, so far as the Seller is aware, there is no reason why any of them should be suspended, cancelled or revoked.

4.3	Litigation

(a)	Except as claimant in the collection of debts arising in the ordinary course of business, no Group Company is a claimant or defendant in or otherwise a party to any litigation, arbitration or other proceeding which is in progress and could be reasonably expected to have a material effect in relation to the business of any Group Company nor, so far as the Seller is aware, are any such proceedings pending or threatened in writing by or against any Group Company since the Relevant Date.

(b)	So far as the Seller is aware, there are no circumstances that are likely to give rise to litigation or arbitration or other proceedings that could reasonably be expected to have a material effect in relation to the business of any Group Company and details of all material claims settled in the last 12 months have been Disclosed to the Purchaser in the Disclosure Letter.

(c)	No investigation or enquiry by, request for information or notice from or other communication with or on behalf of, any court, Governmental Authority or other body in respect of the affairs of any Group Company is pending or in existence.

(d)	No Group Company is affected by any existing or pending decisions, judgments, orders or rulings of any Governmental Authority, or any relevant body, agency, authority or court, and no Group Company is subject to any act, decision, regulation, order or other instrument (statutory or otherwise) made by any of them relating to any matter referred to in this paragraph.

5.	Environmental matters

5.1	Each Group Company has lawfully obtained all Environmental Licences and all Environmental Licences which are necessary for the business of each Group Company and/or the condition of or use of the properties are valid and in full force and effect and each Group Company is in compliance with the terms and conditions of its Environmental Licences in all material respects.

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5.2	No Group Company has since the Relevant Date, received any written notice or communication from which it appears that it is, or may be, or is alleged to be in violation of any Environmental Law in any material respect.

5.3	True and complete copies of all Environmental Licences obtained by each Group Company (including any variation notices applicable thereto) are included in the Data Room.

5.4	No Group Company has received any written notice of any complaint or claim from any person in respect of Environmental Matters.

5.5	No Group Company has given or received any warranties or indemnities in respect of, nor has any Group Company otherwise attempted to apportion liabilities, duties or obligations relating to Environmental Matters or arising under Environmental Law.

5.6	So far as the Seller is aware, all Dangerous Substances held at any site (including buildings) now or formerly owned or occupied by any Group Company are or have been held in accordance with Environmental Laws.

5.7	So far as the Seller is aware, there are no circumstances which may require material expenditure (whether by the Group Company or by any other person or authority) in cleaning up or decontaminating or otherwise on the Property or on any sites now or formerly owned or occupied by the Group Company in order to comply with Environmental Law or otherwise for the protection of the Environment.

5.8	Details of any remedial work carried out at any sites now or formerly owned or occupied by any Group Company and of any environmental assessment, audit, review or investigation conducted by or on behalf of any Group Company or the Seller or, where not conducted by or on behalf of any Group Company or Seller, is otherwise in the Group Companies' or Seller's possession are set out in the Data Room.

6.	Insolvency

6.1	No liquidator, administrator, receiver or administrative receiver or any similar officer has been appointed in respect of the whole or any part of the assets or undertaking of any Group Company.

6.2	No administration order has been made, no petition or application has been presented for such an order and no documents have been filed with the court for the appointment of an administrator in respect of any Group Company and no notice of intention to appoint an administrator has been given in respect of any Group Company.

6.3	No order has been made and no resolution has been passed for the winding-up of any Group Company and no petition has been presented for that purpose.

6.4	No voluntary arrangement, compromise or similar arrangement with creditors has been proposed, agreed or sanctioned in respect of any Group Company.

6.5	No distress, execution, taking of control or recovery or other process has been levied on or applied for in respect of any asset of any Group Company.

6.6	No Group Company has stopped or suspended the payment of its debts or received a written demand pursuant to section 123(1)(a) Insolvency Act 1986 and no Group Company is insolvent or unable to pay its debts within the meaning of section 123 Insolvency Act 1986.

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6.7	No Group Company has taken any step with a view to a suspension of payments or a moratorium of indebtedness.

7.	Accounts and Financial

7.1	The Accounts

(a)	The Accounts have been prepared in accordance with IFRS and with the requirements of the Companies Act 2006 as at the date on which they were prepared. The Accounts have been prepared applying accounting policies consistent with those used in preparing the audited statutory accounts of the Company in respect of the three years prior to the Accounts Date, save for any changes in IFRS which occurred and were adopted during that period.

(b)	The Accounts give a true and fair view of the assets, liabilities, state of affairs and the financial position of the Company as at the Accounts Date and of the profit or loss of the Company for the period ended on the Accounts Date.

7.2	Interim Accounts

(a)	Having regard to the purpose for which the Interim Accounts have been prepared, and in particular that they do not constitute statutory accounts and have not been audited, the Interim Accounts have been prepared with reasonable care and attention and are not misleading in any material respect and fairly reflect the value of the assets, liabilities, profits and losses of the Company as at the date, and in respect of the period, to which they relate.

(b)	The Interim Accounts have been prepared in accordance with the accounting policies, methods and assumptions used in the preparation of the Accounts.

7.3	Events since the Interim Accounts Date

Since the Interim Accounts Date in respect of the Company and since incorporation of Elogio in respect of Elogio (other than as contemplated in the Transaction Documents):

(a)	no Group Company has acquired or disposed, or agreed to acquire or dispose, any single asset having a value in excess of €250,000 or assets having an aggregate value in excess of or expense (actual or contingent) for a value in excess of €1,000,000 (other than to the extent Disclosed in respect of the Glassware Replacement Project);

(b)	there has been no material increase or decrease in the level of the Inventory of any Group Company (other than to the extent Disclosed in respect of the Glassware Replacement Project );

(c)	no material transaction or contract has been entered into by any Group Company otherwise than in the ordinary course of business;

(d)	no Group Company has sold, created, amended or agreed to any Encumbrance over any of its material assets (other than under the Factoring Programme or pursuant to the Existing Debt Facilities);

(e)	there has been no material change in the policy or procedures by which any Group Company collects its debts or pay its creditors;

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(f)	no Group Company has declared, authorised, paid or made any dividend or other distribution (whether in cash, stock or in kind) nor has it reduced paid-up share capital (except for any dividends provided for in the Accounts);

(g)	no Group Company has issued, repaid or redeemed or agreed to issue, repay or redeem any share or loan capital or other similar interest;

(h)	no Group Company has repaid any Financial Indebtedness in advance of its stated maturity date or entered into an agreement or arrangement to do so other than as contemplated by the Transaction; and

(i)	each Group Company has operated in all material respects in the ordinary course of business and in the same manner (including nature and scope) as in the 12 months preceding the date of this agreement.

8.	Financial Indebtedness

8.1	Since the Interim Accounts Date, no Group Company has incurred any Financial Indebtedness other than: (i) trade debts arising in the ordinary course of business; (ii) the amount borrowed (or interest incurred in respect of) under the Intercompany Debt Arrangements; (iii) entry into finance leases in the ordinary course of business; or (iv) as a result of its participation in the Cash Pooling Arrangement.

8.2	Details of all Financial Indebtedness currently available to each Group Company are contained in the Data Room.

8.3	No written notice (which is current) has been received by any Group Company to the effect that it is in material default under the terms of any of its Financial Indebtedness.

8.4	No Group Company has received any written notice to repay any Financial Indebtedness in advance of its stated maturity date.

8.5	Other than the Existing Debt Facilities or the Cash Pooling Arrangement, none of the loan facilities currently available to any Group Company is dependent on the guarantee or indemnity of, or security provided by, any other person.

8.6	Other than in respect of the Existing Debt Facilities and the Cash Pooling Arrangement, no Group Company is a party to any guarantee or suretyship or any other obligation to pay, purchase or provide funds for the payment of, in each case any Financial Indebtedness of any other person.

8.7	No Group Company has applied for or received any grant, subsidy or financial assistance from any government department or other body.

8.8	Following repayment of the Intercompany Debt Amount on Completion in accordance with clause 6.2(b), there will be no further sums owing by any Group Company under any Intercompany Debt Arrangements.

9.	Contracts

9.1	No Group Company is party to any Material Contract, under the terms of which a counterparty to such Material Contract will have the right to terminate such contract as a result of the change of control of a Group Company as a result of the execution or completion of the agreement.

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9.2	Other than the Factoring Programme, the Cash Pooling Arrangements, the documentation relating to the Existing Debt Facilities and the Existing Security Documents, or any document contained in folder 6 or folder 15.14 of the Data Room, no Group Company is a party to, liable under or subject to any contract with an annual revenue or expenditure of €100,000 or more which:

(a)	involves partnership, joint venture, agency or distributor agreements, consortium, joint development, shareholders or similar arrangements;

(b)	involves hire purchase, conditional sale, credit sale, leasing, hiring or similar arrangements;

(c)	involves or is likely to involve any capital expenditure by any Group Company or involves or is likely to involve an aggregate expenditure or receipt in excess of €1,000,000 by any Group Company (other than to the extent Disclosed in respect of the Glassware Replacement Project);

(d)	gives the counterparty the right to terminate on a change of control of any Group Company;

(e)	require the consent of a counterparty under the terms of any contract for the purpose of the Transaction;

(f)	is for the supply of goods or services by or to any Group Company which is not substantially on the current standard terms and conditions on which a Group Company normally contracts to buy or supply goods or services, copies of which are included in the Data Room;

(g)	involves delegation of any power under a power of attorney or authorisation of any person (as agent or otherwise) to bind or commit a Group Company to any obligation; or

(h)	restricts the freedom of a Group Company to carry on its business in any part of the world or to use or exploit any of its assets, in each case in such manner as it may think fit.

9.3	No Material Contract is currently subject to a material default by the relevant Group Company or any party to any such agreement with the relevant Group Company.

9.4	No finder's fees or brokerage is payable by any Group Company or is entitled to receive from any Group Company any finder's fee, brokerage or commission in connection with the sale of the Shares.

9.5	During the twelve months ending on the date of this agreement there has been no material change in the basis or terms on which any person is prepared to do business with any Group Company (apart from normal price changes), and, so far as the Seller is aware, no material customer or supplier of any Group Company (who are contained within the Group's top 6 customers and suppliers by reference to turnover as set out in the Data Room document at reference 15.14.1) has ceased or substantially reduced or has given any written indication that it intends to cease or substantially reduce its business with any Group Company.

9.6	No Group Company carries on business under any name other than its own corporate name or any other name specified in the Disclosure Letter.

9.7	All of the contracts in folder 6 of the Data Room have been validly executed and, where necessary, have been extended so that, unless terminated in accordance with their terms by the counterparty, will, so far as the Seller is aware, still be in force as at Completion on the terms Disclosed.

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10.	Intellectual property

10.1	Ownership and use

(a)	The Intellectual Property Rights owned by the Group Companies or owned by another person which a Group Company has a subsisting licence, permission or other contractual right to use (whether in writing or otherwise), comprise all Intellectual Property Rights which the Group Companies requires to carry on their business in all material respects as such business has been carried on since the Relevant Date.

(b)	No Group Company is bound by any agreements or undertakings with or to any third party which materially limits the scope of its exploitation or use of the Intellectual Property Rights used by a Group Company in the market sectors in which the business is currently conducted.

(c)	Particulars of all material Intellectual Property Rights (including applications to register the same) owned by any Group Company are contained in the Data Room.

(d)	All Intellectual Property Rights used by a Group Company are legally and beneficially owned by the Group Companies free from Encumbrances (other than pursuant to the Existing Security Documents) and no Group Company has received written notice of any challenge as to the validity of such material Intellectual Property Rights.

(e)	The Intellectual Property Rights used by the Group Companies are (and nothing has been done or omitted to be done whereby any of them might cease to be) valid, subsisting and enforceable. In particular:

(i)	in respect of registered Intellectual Property Rights, all renewal fees have been duly paid, all steps required for their maintenance and protection have been taken; and

(ii)	so far as the Seller is aware, confidential information (including know how and trade secrets) owned or used by any Group Company has been kept confidential and has not been disclosed to third parties (other than parties who have signed written confidentiality undertakings in respect of such information);

(iii)	there are, and have been since the Relevant Date, no proceedings, challenges, actions or claims and, so far as the Seller is aware, none are pending or threatened or will arise, impugning the title, validity or enforceability of any Group Company's Intellectual Property Rights or claiming any right or interest in such Intellectual Property Rights.

(f)	Since the Relevant Date, the activities of the Group Companies (including the processes, methods, software, goods and services used or dealt in by it, and the products or services manufactured or supplied by it) do not infringe, have not infringed and so far as the Seller is aware, will not result in any claim in relation to, any Intellectual Property Rights of any third party, and have not constituted, do not constitute and so far as the Seller is aware, are not likely to constitute any breach of confidence, passing off or actionable act of unfair competition.

(g)	A change of control of any Group Company will not result in the termination of or materially affect any Intellectual Property Rights used by a Group Company.

(h)	Any person engaged or commissioned by a Group Company who, either alone or with other, creates, develops, invents or has created, developed or invented, any Intellectual Property Rights or Software used by or held in relation to a Group Company, and all employees as a matter of course, have entered into written agreement with a Group Company which obliges them to disclose such Intellectual Property Rights or Software to a Group Company and assigns all such Intellectual Property Rights and all rights in such Software to a Group Company.

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(i)	No Group Company is restricted in its ability to use, or to disclose to any third party, any information in relation to any Intellectual Property Rights or know-how used by a Group Company.

(j)	So far as the Seller is aware, there are no circumstances which would render any current application for registration of the Intellectual Property Rights used by a Group Company unacceptable to the relevant registry or other authority or which would prevent any such application from proceeding to grant and registration.

(k)	So far as the Seller is aware no third party has infringed any Intellectual Property Right that the Group Companies own, including any registered Intellectual Property Rights as referred to in paragraph 10.1(d) above.

10.2	Material licences

The Data Room contains details of all material licences and copies of all written material licences of Intellectual Property Rights granted by and to any Group Company, which are material to the business of a Group Company. No Group Company or any counterparty is in material breach of such licence and such licences (i) are valid and binding; (ii) are in full force and effect and no written notice having been given to terminate them; and (iii) have, where required, been duly registered. No such licence (i) has been the subject of any breach or default by any Group Company or, so far as the Seller is aware, any other party or of any event which, with the giving of notice or lapse of time, would constitute a default; or (ii) are the subject of any claim, dispute or proceeding, including, so far as the Seller is aware, claims, disputes or proceedings that are pending or threatened.

10.3	Domain Names

The Domain Names are the only domain names which are held by, registered on behalf of or are or used in respect of any Group Company. The Group Companies the registered owners of each Domain Name.

11.	Insurance Policies

11.1	The Data Room contains copies of the current policies of all insurances maintained by each Group Company and each Group Company has paid all premiums due on such insurance policies.

11.2	So far as the Seller is aware, no written notice has been received by each Group Company from a broker or an underwriter that any material insurance policy effected (in whole or in part) for the benefit of each Group Company is void or voidable and nothing has been done or omitted to be done which would make any such policy of insurance void or voidable or which is likely to result in a material increase in premium under any policy of insurance of a Group Company.

11.3	No insurance claim is pending or outstanding against any Group Company and, so far as the Seller is aware, there are no circumstances which might result in any such claim.

12.	IT

12.1	Complete and accurate copies of all IT Contracts are enclosed in the Data Room. All IT Contracts are complied with in all respects and any restrictions in those IT Contracts do not materially adversely affect the present conduct of the business of a Group Company.

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12.2	All IT Systems have been refreshed, patched, maintained and updated in accordance with good industry practice.

12.3	The IT Contracts are valid and binding and, so far as the Seller is aware, no act or omission (including in relation to agreed service levels) has occurred which would constitute a breach of any such IT Contract.

12.4	Other than off-the-shelf software, the IT Systems are legally and beneficially owned by a Group Company free from any Encumbrance, or a Group Company has a current contractual right to use the IT Systems.

12.5	Since the Relevant Date, so far as the Seller is aware there have been no security breaches, breakdowns, malfunctions, data loss, failures or other defects in the IT Systems have occurred that have had a material adverse effect on the operations of any Group Company.

13.	Data Protection

13.1	Each Group Company has security measures in place which are designed to comply with the confidentiality requirements of Data Protection Laws.

13.2	None of the Group Companies have received a notice (including, without limitation, any enforcement notice), letter, complaint, notification of a request for assessment under data protection legislation in any relevant jurisdiction or other communication from an information commissioner (or equivalent supervisory body) in any relevant jurisdiction or another person alleging breach by it of any of the Data Protection Laws.

13.3	No individual has been awarded compensation from any Group Company (whether pursuant to court proceedings or not) under the Data Protection Laws.

13.4	Each Group Company holds data in respect of each of its customers only to the extent necessary for the provision of its services to such customer.

13.5	No Group Company is subject to any conditions, undertakings or terms as a result of personal data breaches by the any member of the Seller's Group.

14.	Tax

14.1	Each Group Company has duly and punctually paid all Tax due and imposed to the extent that the same ought to have been paid and is not liable nor has it within the last three years been liable to pay any penalty or interest in connection therewith.

14.2	Each Group Company has duly and punctually complied with its obligations to deduct, withhold or retain amounts of or on account of Tax from any payments made by it and to account for such amounts to any Tax Authority and has complied with all its reporting obligations to any Tax Authority in connection with any such payments made.

14.3	No Group Company is the subject of, nor has during the last three years been the subject of, any non-routine investigation, audit or visit by any Tax Authority and none have been threatened in writing. The Company is not currently in dispute with any Tax Authority.

14.4	All notices, returns, computations, registrations and payments which should have been made by each Group Company for any Taxation purpose have been made within the requisite periods and are up-to-date, correct and on a proper basis and none of them is, or so far as the Seller is aware is likely to be, the subject of any dispute with any Taxation Authority.

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14.5	Each Group Company maintains all records which it is required to maintain for any Taxation purpose and such records:

(a)	are complete, correct and up-to-date in all material respects; and

(b)	would be sufficient to enable it to calculate its liability to Taxation or relief arising in respect of any event occurring on or before Completion or in respect of the disposal immediately before Completion of any asset owned by it immediately before Completion.

14.6	In the last seven years, no Group Company has been required to provide HM Revenue & Customs with any information pursuant to Part 7 of the Finance Act 2004 (as amended) or any related regulations or Schedule 17 of the Finance (No.2) Act 2017 (disclosure of VAT and other indirect tax avoidance schemes), nor, so far as the Seller is aware, will any Group Company be required to provide any such information. Further, in the last seven years no Group Company has sought advice from professional advisers in relation to the application of such legislation.

14.7	Each Group Company is and has at all times been resident (for all Taxation purposes) in the jurisdiction in which it was originally incorporated and has not at any time been resident outside such jurisdiction for the purposes of any Taxation Statute or any double taxation arrangements.

14.8	So far as the Seller is aware, no Group Company has at any time been subject to Taxation in any jurisdiction other than in the jurisdiction in which it was originally incorporated or had a branch or any permanent establishment outside such jurisdiction.

14.9	There is no outstanding Inland Revenue charge (as defined in section 237 IHTA) or any other form of charge securing payment of any Taxation liabilities over any asset of any Group Company or over any of the Shares.

14.10	Each Group Company is duly registered and is a taxable person for the purposes of VAT.

14.11	So far as the Seller is aware, no Group Company has been party to any transaction or provides services otherwise than on arm's length terms.

14.12	The Data Room contains details of all share incentive schemes and profit sharing schemes currently operated by the each Group Company whether approved by any Taxation Authority or not.

15.	Properties

15.1	The Properties comprise all the freehold and leasehold land owned, used or occupied by any Group Company and that are necessary for the operation of the any Group Company's business. The Company has good and marketable title to the Properties subject to the Existing Security Documents and the Company is solely legally and beneficially entitled to the Properties for an unencumbered estate in possession.

15.2	No Group Company owns, or is it in occupation of or entitled to any estate or interest in any freehold or leasehold property other than the Properties. No Group Company is a party to any uncompleted agreement to acquire or dispose of any freehold or leasehold property.

15.3	Except in relation to the Properties, the Group Companies have no liability (whether actual or contingent) in relation to any freehold or leasehold property.

15.4	Except for any leases, tenancies or other rights of occupation to which a Property is subject, the Group Companies are in occupation of the whole of each Property and no other person has any right (actual or contingent) to possession or occupation of a Property, or any interest in it.

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15.5	No Group Company has received notice in writing that any person is seeking to acquire or assert any liberty, right, easement, licence or other arrangement the grant of which will or might materially and adversely affect the ability of any Group Company to conduct its business as conducted at the date of this agreement. Each material liberty, right, easement, licence or other arrangement necessary to enable each Group Company to conduct its business as conducted at the date of this agreement is held by that Group Company.

15.6	The Properties are not subject to any Encumbrance (other than pursuant to the Existing Security Documents) and the no Group Company is a party to any agreement that would prevent the use of the Properties in a manner that would materially and adversely affect the ability of any Group Company to conduct its business as conducted at the date of this agreement. None of the Properties are the subject of any compulsory acquisition by the local or any other authority that, if affected, would materially and adversely affect the ability of any Group Company to conduct its business as conducted at the date of this agreement.

15.7	There is not outstanding any unobserved or unperformed obligation with respect to the Properties and the leases necessary to comply with the requirements (whether formal or informal) of any competent authority exercising statutory or delegated powers or any notice or other requirement given by the landlord.

15.8	There are no disputes with any party in relation to the Properties and no material notices relating to the Properties and leases have been received or served by any Group Company.

15.9	The existing use of each of the Properties is the lawful permitted use and corresponds to the use as prescribed by the leases. The Properties benefit from all necessary consents and licences required for the current use.

15.10	Each Property is in a good and substantial state of repair and condition free from any material defects and fit for the purposes for which it is presently used.

15.11	Each Group Company has paid the rent and observed and performed the covenants on the part of the tenant and the conditions contained in the leases for the Properties and the last demand (or receipt for rent if issued) was unqualified.

15.12	There are no rent reviews under the leases for the Properties currently in progress and there are no rent deposits in relation to those leases.

16.	Employees and Incentives

16.1	Employment Terms

(a)	Particulars of or, in the case of a document, a copy of the following are contained in the Data Room:

(i)	the contracts of employment of the Senior Employees (on an anonymised basis);

(ii)	a copy of the standard terms of employment used by any Group Company;

(iii)	employment contract for each category of employees;

(iv)	any redundancy policy or arrangement applicable;

(v)	any secondment arrangements;

(vi)	the collective agreements applicable to any Group Company.

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(b)	None of the Senior Employees have given or been given written notice to terminate his employment.

(c)	Save as contained in the Accounts, there are no material amounts owing to any present or former officers, workers or employees of any Group Company, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this agreement is executed or, so far as the Seller is aware, for reimbursement of business expenses incurred during such month.

(d)	As far as the Seller is aware, no employee, officer or workers of any Group Company has made a claim in respect of any unpaid holiday pay and there are no grounds on which any such employee, officer or worker is likely to bring such a claim.

(e)	No Group Company has:

(i)	employed or engaged nor made any offers to employ or engage any Senior Employee:

(A)	since the Interim Accounts Date; or

(B)	where such employment or engagement will take effect after the date of this agreement;

(ii)	given or received notice to terminate the employment or engagement of any Senior Employee and such no person has ceased to be employed or engaged by any Group Company:

(A)	since the Interim Accounts Date; or

(B)	where such notice has not yet expired; or

(iii)	made, agreed or proposed or is party to any contractual arrangement to make any change of terms and conditions of employment or engagement of any of the employees, workers and officers of a Group Company:

(A)	since the Interim Accounts Date; or

(B)	where such change of terms and conditions has not yet taken effect.

(f)	Full details of all employees who have been absent from work for more than eight weeks (whether on maternity leave, unpaid leave, long-term sickness, secondment, authorised annual leave or otherwise) in the 12 month period ending on the date of this agreement are contained in the Data Room.

(g)	No Group Company uses the services of agency or other self-employed persons, contracted labour or agents.

(h)	There have not been any challenges in respect of the right to work or alleged other breaches relating to any current or former Employees under the Immigration, Asylum and Nationality Act 2006 or other applicable legislation.

(i)	No claims have been threatened in writing or made by Employees in respect of industrial injury in the two years prior to the date of this agreement.

16.2	Disputes, investigations, transfers and collective issues

(a)	Since the Relevant Date, no Group Company has given written notice of any redundancies or started redundancy consultations with any employee representative body.

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(b)	No Group Company is involved, or has been involved in the 12 months before the date of this agreement in any outstanding industrial or trade union dispute or negotiation with any trade union or other group or organisation representing any of its Employees regarding a claim of material importance to the Group Company.

(c)	No Group Company has any material dispute, claim, legal action, proceeding, suit, litigation, prosecution, arbitration or any other form of alternative dispute resolution or liability outstanding with or in relation to any of its current or former officers or employees, no such dispute is pending or threatened. None of the Employees of any Group Company are subject to any disciplinary action or are engaged in any grievance procedure.

17.	Pensions

17.1	Full, accurate and current particulars of the Scheme are contained in the Data Room.

17.2	The Scheme is registered pension schemes under the Finance Act 2004, and so far as the Seller is aware, there is no reason why it could cease to be registered.

17.3	Other than the Scheme, there is no other arrangements under which any Group Company makes or could become liable to make payments for providing retirement, death, disability or life assurance benefits for or in respect of any employee or former employee of any Group Company.

17.4	All due payments in respect of the Scheme payable by a Group Company have been made to the person to whom they are due by the due date as required by the relevant scheme documents and any applicable contract or legislation.

17.5	Except as already implemented under the Scheme, no announcement has been made regarding continuing, introducing or altering the provision of benefits on retirement, incapacity, ill-health or death in respect of which any Group Company could have liability.

17.6	No claim, dispute, complaint or investigation has arisen which relates to the provision of retirement, incapacity, ill-health or death benefits in respect of the Group Company's current and former employees (whether under the Scheme or otherwise), and, so far as the Seller is aware, there is no reason why a claim, dispute, complaint or investigation could arise.

17.7	No Group Company has indemnified the trustees or managers of the Scheme or anyone else in respect of any liabilities relating to the Scheme, and, so far as the Seller is aware, the trustees or managers of the Scheme have not indemnified or given any undertaking to any persons in connection with the Scheme.

17.8	No liability has been or, so far as the Seller is aware, may be imposed on a Group Company under section 144 of the Pension Schemes Act 1993 or sections 75 or 75A of the Pensions Act 1995 as a debt due to any occupational pension scheme.

17.9	No employee of any Group Company whose employment has previously transferred to that Group Company under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 has a right to enhanced benefits on redundancy or on early retirement, or to a set amount of employer contributions that is higher than the Scheme have been Disclosed.

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18.	Anti-corruption

18.1	None of (i) the Seller, (ii) any Group Company, (iii) so far as the Seller is aware, any person who is or has been a director, officer or employee of any Group Company, or (iv) so far as the Seller is aware, any person who acts as agent or other intermediary who performs services for or on behalf of that Group Company has in the 5 years prior to the date of this agreement:

(a)	taken any action which has violated Anti-Corruption Laws in any material respect.

(b)	been convicted of any offence involving bribery, corruption, fraud or dishonesty or been the subject of any agreement with any prosecutor or regulatory (including any deferred prosecution agreement or similar arrangement) relating to any such alleged offence;

(c)	been, and are not, the subject of any investigation, enquiry or enforcement proceedings by any governmental, administrative or regulatory body regarding any offence or alleged offence under Anti-Corruption Laws; or

(d)	been listed by any government agency as being debarred, suspended, proposed for suspension or debarment, or otherwise ineligible for participation in government procurement programmes or other government contracts by reason of;

(i)	any breach of, or commission of any offence under, Anti-Corruption Laws; or

(ii)	any investigation into any potential breach of, or potential commission of any offence under, Anti-Corruption Laws,

18.2	Each Group Company has in place procedures which are intended to be in line with the guidance published by the Secretary of State under section 9 of the Bribery Act 2010 or such other applicable laws designed to prevent any Group Company's officers agents or employees who performs or has performed services for or on behalf of that Group Company from undertaking any of the conduct referred to in paragraph 18.1 and which might lead to a Group Company being in breach of section 7 of the Bribery Act 2010.

18.3	Each Group Company has complied with its anti-bribery and anti-corruption policies, complete copies of which are set out in the Data Room.

18.4	Each Group Company has instituted, maintained and monitored policies and procedures designed to ensure continued compliance with Anti-Corruption Laws.

19.	Economic Sanctions and Export Controls

19.1	None of the Seller, the Company or, so far as the Seller is aware, Elogio is or is owned or controlled by, a Sanctioned Person and no officer, director, or holder of more than 10% of the equity interests in any Group Company is, or acts directly or indirectly on behalf of, a Sanctioned Person.

19.2	No Group Company has during the last 12 months ending on the date of this agreement, knowingly entered into any agreement, transaction or dealing with or for the benefit of any Sanctioned Person (or involving any property thereof) or that involved a Sanctioned Territory in violation of Economic Sanctions Law.

19.3	Each Group Company is not engaged in any activities that would reasonably be expected to result in any Group Company being designated as a Sanctioned Person.

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Schedule 3

Tax Covenant

Part 1

Interpretation

1.	In this Schedule 3:

1.1	the following expressions have the following meanings unless inconsistent with the context:

Accounts Relief means:

(a)	any Relief which was treated as an asset of a Group Company in the Balance Sheet; and

(b)	any Relief which was taken into account in computing (and so reducing or eliminating) any provision for deferred tax which appears in the Balance Sheet or which would have appeared in the Balance Sheet but for the presumed availability of such Relief;

Balance Sheet means the Interim Accounts of relevant Group Company, as at the Interim Accounts Date;

Corresponding Relief means:

(c)	any Relief arising as a result of a Liability to Taxation or other liability in respect of which the Seller has made a payment under paragraph 2 or for breach of any of the Tax Warranties; or

(d)	any Relief arising as a result of or in connection with the Events which gave rise to a Liability to Taxation or other liability in respect of which the Seller has made a payment under paragraph 2 or for breach of any of the Tax Warranties;

Dispute means any dispute, appeal, negotiations or other proceedings in connection with a Tax Claim;

Event means any event, fact or circumstance whatsoever including but not limited to:

(e)	any transaction, action or omission (whether or not any Group Company is party to it);

(f)	the earning, receipt or accrual for any Taxation purpose of any income, profits or gains;

(g)	the incurring for any Taxation purpose of any loss or expenditure;

(h)	the declaration, payment or making of any dividend or other distribution;

(i)	the sale and purchase of the Shares pursuant to this agreement; and

(j)	Completion;

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Liability to Taxation means:

(k)	any liability of any Group Company to make an actual payment of Taxation (whether or not any Group Company is primarily so liable and whether or not the Taxation is attributable to any other person and whether or not the relevant Group Company has any right of recovery against any other person);

(l)	the use by any Group Company (in whole or in part) of any Purchaser's Relief (including a Purchaser's Relief surrendered to the Group Company by another company) to reduce or eliminate any liability of any Group Company to make an actual payment of Taxation (whether or not any Group Company is primarily liable and whether or not any Group Company has any right of recovery against any other person) in respect of which the Seller would otherwise have been liable under paragraph 2 or for breach of any of the Tax Warranties;

(m)	the loss by any Group Company (in whole or in part but other than by utilisation or set-off) of any Accounts Relief; and

(n)	in relation to paragraph 2(b) only, any liability of any member of the Purchaser's Group to make an actual payment of or in respect of Taxation;

Purchaser's Relief means:

(o)	any Accounts Relief;

(p)	any Relief which arises wholly as a result of any Event which has occurred or occurs after the Interim Accounts Date (except any such Relief arising as a result of any Event occurring between the Interim Accounts Date and Completion outside the ordinary course of business of the relevant Group Company); or

(q)	any Relief of any member of the Purchaser's Group (other than a Group Company);

Relevant Person means the Seller and any company or companies (other than a Group Company) which are, or have been on or before Completion treated as, members of the same group as, or otherwise connected or associated in any way with, the Seller or any Group Company for any Taxation purpose or which at any time after Completion is treated as a member of the same group as, or otherwise connected or associated in any way with, the Seller for any Taxation purpose;

Relief has the meaning given to Tax Relief in Schedule 4;

Saving means the reduction or elimination of any liability of any Group Company to make an actual payment of corporation tax (or any other tax on income, profits or gains) in respect of which the Seller would not have been liable under paragraph 2 or for breach of any of the Tax Warranties, by the use of any Relief arising wholly as a result of a Liability to Taxation in respect of which the Seller has made a payment under paragraph 2;

Taxation Statute means any statute (and all regulations and other documents having the force of law under such statute) published, enacted, issued or coming into force on or before the date of this agreement relating to Taxation;

Tax Claim means any notice, demand, assessment, letter or other document issued, or action taken, by or on behalf of any Taxation Authority and the submission of any Taxation form, return or computation from which, in either case, it appears to the Purchaser that any Group Company is or may be subject to a Liability to Taxation or other liability in respect of which the Seller is or may be liable under paragraph 2 or for breach of any of the Tax Warranties;

VAT Group means any group of companies of which any Group Company is or has been a member on or before Completion for VAT purposes;

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1.2	references to Events include Events which are deemed to have occurred for any Taxation purpose and references to income, profits or gains earned, received or accrued for any Taxation purpose include income, profits or gains which are deemed to have been earned, received or accrued for any Taxation purpose;

1.3	references to the loss of a Relief include the disallowance of a Relief and the failure to obtain a Relief (whether as a result of the surrender of the Relief to another company or otherwise), and any references to a lost Relief shall be construed accordingly;

1.4	any stamp duty or other transfer or registration tax which is charged on any document, or in the case of a document which is outside the jurisdiction in which the asset to which it is related is located any stamp duty or other transfer or registration tax which would be charged on the document if it were brought into the jurisdiction in which the asset to which it is related is located, which is necessary to establish the title of any Group Company to any asset or in the enforcement or production of which any Group Company is interested, and any interest, fine or penalty relating to such stamp duty or other transfer or registration tax, will be deemed to be a liability of the relevant Group Company to make an actual payment of Taxation;

1.5	wherever in this Schedule 3 there are references to specific United Kingdom legislation, such references shall be deemed to include the provisions of any legislation of other jurisdictions to which the relevant Group Company may be subject where such legislation addresses the same or similar events to the said United Kingdom legislation;

1.6	in determining for the purposes of this Schedule whether a charge on the shares in or assets of any Group Company arises at any time or whether there is a liability for inheritance tax, the fact that any taxation may be paid in instalments will be disregarded and such taxation will be treated for the purposes of this Schedule as becoming due or to have become due and a charge as arising or having arisen on the date six months from the date on which the event took place which gives rise to a charge to inheritance tax; and

1.7	the provisions of section 213 IHTA (refund by instalments) will be deemed not to apply to any liability to inheritance tax falling within paragraph 2.

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Part 2

Tax Covenant

2.	Covenant

Subject to clause 9 of this agreement (so that for the avoidance of doubt and without prejudice to the generality of clause 9 of this agreement, the maximum aggregate liability of the Seller for any Seller Tax Claim is limited to EUR 1), the provisions of this Part 2 of this Schedule 3, the Seller covenants with the Purchaser to pay to the Purchaser an amount equal to the amount of:

(a)	any Liability to Taxation which has arisen or arises as a result of or in connection with any Event which occurred on or before Completion, whether or not such Liability to Taxation has been discharged on or before Completion;

(b)	any Liability to Taxation for which a Group Company or any other member of the Purchaser's Group becomes liable in consequence of the failure of any Relevant Person to discharge Taxation within a specified period or otherwise;

(c)	any Liability to Taxation which arises at any time in consequence or in respect of:

(i)	an option or other right to acquire securities granted prior to Completion by the relevant Group Company or by any other person or in respect of the exercise of such option or right; or

(ii)	any securities (including employment-related securities (as defined for the purposes of Part 7 ITEPA) acquired as a result of a right or obligation created on or before Completion, which for the avoidance of doubt shall include (but not be limited to) any such securities acquired as a result of the exercise of such a right or option as is described in paragraph 2(c)(i).

(d)	any Liability to Taxation being a liability for inheritance tax which:

(i)	is a liability of any Group Company and arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any person whenever occurring);

(ii)	arose on or before Completion (whether or not a liability of the Group Company) and gives rise to a charge on any of the shares in or assets of any Group Company; or

(iii)	arises after Completion and gives rise to a charge on any of the shares in or assets of any Group Company as a result of the death of any person within seven years after a transfer of value which occurred before Completion;

(e)	any liability of any Group Company to make a payment in respect of Taxation to any person other than another Group Company under any indemnity or covenant entered into by the relevant Group Company on or before Completion; and

(f)	any reasonable third party costs and expenses properly incurred by any Group Company or any other member of the Purchaser's Group in connection with:

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(i)	any Liability to Taxation or other liability in respect of which the Seller is liable under any of paragraphs 2(a) and 2(b); or

(ii)	taking any successful action (including but not limited to legal proceedings) under this Part 2 of this Schedule 3.

3.	Quantification

3.1	For the purposes of paragraph 2 the amount of a Liability to Taxation or other liability within paragraph 2 will be determined as follows:

(a)	the amount of a Liability to Taxation falling within paragraph (k) of the definition of that expression in paragraph 1.1 will be the amount of the actual payment of Taxation which the relevant Group Company is liable to make;

(b)	the amount of a Liability to Taxation falling within paragraph (l) of the definition of that expression in paragraph 1.1 will be the amount of Taxation saved by the relevant Group Company as a result of the use of the Purchaser's Relief;

(c)	the amount of a Liability to Taxation falling within paragraph (m) of the definition of that expression in paragraph 1.1 will be:

(i)	the amount of Taxation which would have been saved by the relevant Group Company but for the loss of the Accounts Relief on the basis of the rates of Taxation current at the date of the loss, assuming for this purpose that the relevant Group Company had sufficient profits or was otherwise in a position actually to use the Accounts Relief; or

(ii)	if the Accounts Relief lost was a right to a repayment of Taxation, the amount of the repayment of Taxation so lost; and

3.2	the amount of a Liability to Taxation falling within paragraph (n) of the definition of that expression in paragraph 1.1 will be the amount of the actual payment of or in respect of Taxation which the member of the Purchaser's Group is liable to make.

4.	Exclusions

4.1	The Seller will not be liable under paragraph 2 or for breach of any of the Tax Warranties in respect of a Liability to Taxation or other liability of any Group Company to the extent to which:

(a)	such Liability to Taxation or other liability was discharged on or before the InterimAccounts Date and the discharge of such Liability to Taxation or other liability was reflected in the Balance Sheet; or

(b)	provision or reserve for such Liability to Taxation or other liability (other than by way of a provision or reserve for deferred taxation) was made in the Balance Sheet; or

(c)	such Liability to Taxation or other liability would not have arisen but for any Event which occurred in the ordinary course of business of the relevant Group Company after the Interim Accounts Date and on or before Completion save to the extent that the Liability to Taxation or other liability arises in respect of any income, profits or gains earned, accrued, or received in respect of the period from (but excluding) the Interim Accounts Date to (and including) Completion and the relevant Group Company does not retain the benefit of such income, profits or gains at Completion and such income, profits or gains have not been expended in the ordinary course of business of the relevant Group Company or agreed in circumstances that are Permitted Leakage; or

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(d)	payment has already been made in respect of such Liability to Taxation or other liability under this Schedule 3 or in respect of a breach of any of the Tax Warranties; or

(e)	such Liability to Taxation or other liability would not have arisen but for a change in legislation (including but not limited to an increase in rates of Taxation) or in the published practice of any Taxation Authority first enacted or announced after Completion; or

(f)	such Liability to Taxation or other liability arises in connection with any failure to make an instalment payment or the making of an insufficient instalment payment prior to Completion under the Corporation Tax (Instalment Payments) Regulations 1998 (or the equivalent provisions in any jurisdiction outside the UK) by the relevant Group Company (or any other designated person), in circumstances where the payments (or the decision to make no instalment payments) made prior to Completion would not subsequently have proved to have been insufficient but for the profits and gains earned, accrued or received by the relevant Group Company after Completion proving to be greater than those reasonably expected at the date of the relevant instalment payment to be earned, accrued or received by the relevant Group Company after Completion; or

(g)	such Liability to Taxation or other liability would not have arisen but for the failure or omission on the part of the relevant Group Company or the Purchaser on or after Completion to make any claim, election, surrender or disclaimer or to give any notice or consent, which was taken into account in computing a provision for Taxation in the Balance Sheet and full details of which are included in the Disclosure Letter; or

(h)	such Liability to Taxation or other liability results from any change after Completion (other than at the written request of the Seller) in the accounting reference date of the relevant Group Company or in any accounting policies of the relevant Group Company, in each case, other than (i) in order to comply with any generally accepted accounting practices in force at Completion; or (ii) in order to comply with any legal requirements; or

(i)	such Liability to Taxation or other liability would not have arisen but for a voluntary act, transaction or omission of the relevant Group Company outside the ordinary course of business after Completion and which the Purchaser was aware or ought reasonably to have been aware would give rise to the Liability to Taxation or other liability in question. For the purposes of this paragraph 4.1(i) an act, transaction or omission will not be regarded as voluntary if undertaken pursuant to a legally binding obligation entered into by the relevant Group Company on or before Completion or imposed on the relevant Group Company by any legislation whether coming into force before, on or after Completion or for the purpose of avoiding or mitigating a penalty imposable by such legislation or if carried out at the request of the Seller.

4.2	For the purposes of paragraph 4.1(c) none of the following will be regarded as an Event occurring in the ordinary course of business of a Group Company:

(a)	any Event occurring in breach of the Seller's obligation under clause 5 of this agreement

(b)	any Event which gives rise to a Liability to Taxation primarily chargeable against any person other than a Group Company; or

(c)	any distribution (within the meaning of Part 23 (with section 1064) CTA 2010);

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(d)	the disposal or acquisition of any asset (including trading stock) or the supply or obtaining of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any tangible or intangible property) otherwise than on arm's length terms;

(e)	any Event which gives rise to a Liability to Taxation in respect of deemed (as opposed to actual) income, profits or gains (including without limitation a credit adjustment for transfer pricing);

(f)	any scheme, arrangement or transaction designed partly or wholly for the purpose of avoiding or reducing or deferring a Liability to Taxation;

(g)	the failure by the Group Company to deduct or account for any Taxation; or

(h)	any Event which gives rise to any fine, penalty, surcharge, interest or other imposition relating to any Taxation.

(i)	any Leakage.

5.	Deductions from payments

5.1	Except as required by law all payments by the Seller under this agreement will be made free and clear of all deductions and withholdings in respect of Taxation.

5.2	If any deduction or withholding is required by law to be made from any payment by the Seller under this agreement or if (ignoring any available Relief) the Purchaser is subject to Taxation in respect of any payment by the Seller under this agreement, the Seller covenants with the Purchaser to pay to the Purchaser such additional amount as is necessary to ensure that the net amount received and retained by the Purchaser (after taking account of such deduction or withholding or Taxation) is equal to the amount which it would have received and retained had the payment in question not been subject to the deduction or withholding or Taxation.

6.	Due date for payment

6.1	The due date for the making of a payment by the Seller under this Part 2 of this Schedule 3 will be:

(a)	the date falling five Business Days after the Purchaser has served notice on the Seller demanding such payment; or

(b)	in any case involving a liability of a Group Company to make an actual payment (whether or not a payment of Taxation), the later of the date mentioned in paragraph 6.1(a) and the date falling five clear Business Days before the last date upon which the payment is required to be made to the person entitled to the payment; or

(c)	in any case involving the loss of an Accounts Relief other than the right to repayment of Taxation, the later of the date mentioned in paragraph 6.1(a) and the date falling five clear Business Days before the last date upon which a payment of Taxation is or would be required to be made in respect of the accounting period in which the Accounts Relief is lost; or

(d)	in any case involving the loss of an Accounts Relief (being a loss of a right to repayment of Taxation), the later of the date mentioned in paragraph 6.1(a) and the date upon which the repayment was due from the relevant Taxation Authority.

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6.2	If any payment required to be made by the Seller under this Part 2 of this Schedule 3 is not made by the due date, ascertained in accordance with paragraph 7.1, then such payment will bear interest from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of LIBOR plus two per cent., which interest shall accrue from day to day and be compounded monthly..

7.	Claims procedure

7.1	If the Purchaser or any Group Company becomes aware of any Tax Claim it will as soon as reasonably practicable give written notice to the Seller (and in any event within 15 Business Days of the Purchaser or the Group Company becoming aware of such Tax Claim) and such written notice shall contain reasonable details (including quantum so far as known) of the Liability to Taxation or other liability to which the Tax Claim relates, provided that the giving of such notice will not be a condition precedent to the liability of the Seller under paragraph 2 or for breach of any of the Tax Warranties.

7.2	Subject to paragraph 7.4 the Purchaser will procure that the relevant Group Company keeps the Seller reasonably and promptly informed of the progress of any Tax Claim, and provided with copies of all material written communications with the relevant Tax Authority in relation to the Tax Claim.

7.3	Subject to paragraphs 7.1 and 7.4, and to compliance by the Seller with paragraph 7.2 in relation to any Dispute, the Purchaser will not, and will procure that the relevant Group Company will not, without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed):

(a)	settle or compromise the relevant Tax Claim; or

(b)	agree any matter which is likely to affect the amount of the relevant Tax Claim or any future Liability to Taxation or other liability for which the Seller may be liable under this Schedule or for breach of any of the Tax Warranties

7.4	The provisions of paragraph 7.3 will not apply in relation to any action, which is contrary to the term of the W&I Insurance Policy or contrary to the instructions of the W&I Insurer or which would otherwise prejudice the ability of the Purchaser to claim under the W&I Insurance Policy.

8.	Savings

8.1	The Purchaser will inform the Seller as soon as reasonably practicable after it or a Group Company becomes aware that a Group Company may obtain a Saving.

8.2	If the Auditors determine that any Group Company has obtained a Saving, the Purchaser will offset such Saving (less the amount of all reasonable third party costs and expenses properly incurred in obtaining the Saving) against any claim under paragraph 2 or for breach of any of the Tax Warranties of which it has given notification to the Seller.

8.3	To the extent that there is an amount of Saving remaining after the application of paragraph 8.1, the Purchaser will as soon as reasonably practicable thereafter repay to the Seller the lesser of:

(a)	that amount; and

(b)	the amount paid by the Seller under paragraph 2 in respect of the Liability to Taxation which gave rise to the Corresponding Relief less any part of that amount previously repaid to the Seller under any provision of this agreement or otherwise.

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8.4	A Group Company will be entitled to use in priority to any Relief which gives rise to a Saving any other Relief available to it (including by way of surrender by another company to it) to reduce or eliminate any liability to make an actual payment of corporation tax

8.5	No Group Company will be treated as obtaining a Saving until the last date upon which it would have been obliged to make the actual payment of corporation tax which has been reduced or eliminated in order to avoid incurring interest or penalties thereon.

8.6	In determining whether a Group Company has obtained a Saving, the Auditors will act as experts and not as arbitrators and their determination will (in the absence of manifest error) be conclusive and binding on the parties.

9.	Recovery from other persons

9.1	If a Group Company recovers from any other person any amount which is referable to a Liability to Taxation or other liability of a Group Company in respect of which the Seller is liable to make a payment (but have not made such payment) under paragraph 2 or for breach of any of the Tax Warranties, the amount that the Seller is so liable to pay shall be reduced by an amount equal to the amount so recovered (less any losses, reasonable third party costs and expenses properly incurred by the Group Company or any member of the Purchaser's Group as a result of the recovery of that amount).

9.2	If a Group Company recovers from any other person (including any Taxation Authority but excluding the Purchaser, any other member of the Purchaser's Group and any current or former officer or employee of any such company (other than where such officer or employee has given an indemnity in respect of such Taxation) any actual monetary amount which is referable to a Liability to Taxation or other liability of that Group Company in respect of which the Seller has made a payment in full under paragraph 2 or for breach of any of the Tax Warranties, the Purchaser will repay to the Seller the lesser of:

(a)	the amount so recovered (less any reasonable third party costs and expenses properly incurred by the relevant Group Company or any member of the Purchaser's Group as a result of the recovery of that amount and also less any Taxation paid or payable as a result of such recovery (or which would have been paid or payable but for the availability of any Purchaser's Relief)); and

(b)	the amount paid by the Seller under paragraph 2 or for breach of any of the Tax Warranties (net of any Taxation or any Taxation which would have been suffered but for the availability of a Purchaser's Relief suffered thereon save for where an amount in respect of such Taxation has been paid by the Seller pursuant to paragraph 6.2) in respect of the Liability to Taxation or other liability in question less any part of such amount previously repaid to the Seller under any provision of this agreement or otherwise.

10.	Corporation Tax Returns and conduct of Taxation affairs after Completion

10.1	Subject to the other provisions of this paragraph 10, the Purchaser will have exclusive conduct of all Taxation affairs of each Group Company after Completion.

10.2	The Seller will (or will procure that its advisors will), at the reasonable cost and expense of the relevant Group Company, prepare and submit to the Purchaser in draft the corporation tax returns and computations of each such Group Company in respect of the accounting period ending 31 December 2018 (to the extent that they have not been prepared before Completion) along with all supporting documentation no later than 20 Business Days before the due date for submission of such returns and computations.

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10.3	The Seller will afford the Purchaser (or its advisers) reasonable access to the Group Company's books, accounts and records as is necessary and reasonable to enable the Purchaser to make any reasonable comment to the corporation tax returns and computations mentioned in paragraph 10.2.

10.4	The Purchaser will procure that each Group Company causes the returns and computations mentioned in paragraph 10.2 to be authorised, signed and submitted to the relevant Tax Authority without amendment or with such amendments as the Seller agrees in writing after considering any reasonable comments made by the Purchaser provided that the Purchaser shall not be obliged, pursuant to this paragraph 10.4 to procure that a Group Company authorises, signs or submits any return or computation which is unlawful or materially inaccurate.

10.5	The Purchaser will prepare and submit the corporation tax returns and computations of each such Group Company in respect of the accounting periods ending 31 December 2019 onwards.

10.6	The Purchaser will procure that each Group Company keeps the Seller informed of the Taxation affairs of each Group Company in respect of the accounting period ending 31 December 2019 and will not submit or agree any return or computation for any such period to any Taxation Authority without giving the Seller a reasonable opportunity to make comments thereon and without taking account of any such comments insofar as they are reasonable and relate to Events before Completion.

10.7	The Purchaser will procure that no Group Company amends or withdraws any return or computation or any claim, election, surrender or consent made by that Group Company in respect of its accounting periods ended on or before Completion without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

10.8	The Seller shall (for a period of six years following Completion) provide (at the reasonable costs of the Buyer) such reasonable assistance and information (including reasonable access to books and records) as is reasonably requested in writing by the Purchaser for the purpose of (i) reviewing the returns and computations mentioned in paragraph 10.2; (ii) for preparing the returns and computations mentioned in paragraph 10.6; and (iii) the management of the Taxation affairs of any Group Company (including responding to any audit or assessment by any Taxation Authority into any Group Company) in respect of all periods ending before 31 December 2018.

10.9	For the avoidance of doubt, in the event that any matter gives rise to a Tax Claim, the provisions of paragraph 8 shall, in relation to such matter, take precedence over the provisions of this paragraph 10 and the Tax Claim shall be conducted in accordance with the provisions of paragraph 8.

11.	Purchaser's Covenant

11.1	Subject to paragraph 11.2, the Purchaser covenants with the Seller to pay to the Seller an amount equal to any liability to Taxation of the Seller or of any company which is under the control of or connected or associated with the Seller arising as a result of or in connection with a Group Company failing to discharge any liability to Taxation (together with any reasonable third party costs and expenses properly incurred by the Seller or that company in connection with such liability).

11.2	The covenant contained in paragraph 11.1 shall not apply to a liability to Taxation if, but only to the extent that:

(a)	the Purchaser could claim payment in respect of it under paragraph 2 or for breach of any of the Tax Warranties (or, in either case, would have been able to do so but for clause 9 of the Agreement; or

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(b)	the Seller or any other person has recovered the relevant Taxation (or an amount in respect of such Taxation) from the relevant Group Company, the Purchaser or any other member of the Purchaser's Group under any relevant statutory provision (and each Seller shall procure that no such recovery is sought to the extent that payment has been made by the Purchaser under paragraph 11.1).

11.3	The Purchaser will be entitled to set off against any amount which it is liable to pay to the Seller under paragraph 11.1 any amount which the Seller is liable to pay to the Purchaser under paragraph 2 or for breach of any of the Tax Warranties.

11.4	Paragraphs 5, 6, 7 and 10 of this Schedule 3 shall apply to the covenant contained in paragraph 11.1 as they apply to the covenant contained in paragraph 2, replacing references to a Seller with the Purchaser (and vice versa) and making any other necessary modifications.

12.	General

All payments by the Seller under this Part 2 of this Schedule 3 will be treated as repayments by the Seller of the Consideration paid for the Shares pursuant to this agreement, provided that this paragraph 12 will not operate in any way to limit the liability of the Seller under this Part 2 of this Schedule 3.

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Schedule 4

Interpretation

1.	In this agreement:

Accounts means the audited balance sheets as at the end of, and the audited profit and loss account for, the financial year ended on the Accounts Date of the Company and the notes, statements or documents included in or annexed or attached thereto and directors' reports relating to them;

Accounts Date means 31 December 2017;

Additional Claim means any claim for (or arising out of or in connection with) any breach of clause 8.2 that any Business Warranty is untrue or incorrect;

Affiliate means any entity that directly or indirectly controls, is controlled by, or is under common control with another entity. For this purpose, a person or a company has control if it is able to exercise, or is entitled to acquire, direct or indirect control over the company's affairs and possessions, or is entitled to acquire the majority of the shares or voting rights or distributions or assets on an eventual winding up of the company;

Aggregate Consideration has the meaning given to it in clause 3.1;

Agreed Form means, in relation to any document, the form of that document which has been identified by or on behalf of the Seller and the Purchaser with such changes as the Seller and Purchaser may agree in writing before Completion;

AICPA means American Institute of Certified Public Accountants;

Announcement means the press announcement concerning the Transaction in the Agreed Form;

Anti-Corruption Laws means all applicable laws, regulations or orders relating to bribery or corruption (governmental or commercial), including, without limitation, laws that prohibit the corrupt payment, offer, promise, or authorisation of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any government official, commercial entity, or any other person to: (a) obtain a (business) advantage; or (b) improperly influence them or reward them for improper performance of a duty; including, without limitation, (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the UK Bribery Act of 2010 and (iii) all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions;

Assignment Agreements means the assignment agreements to be entered into on Completion in order to transfer the following agreements to the Company:

(a)	distributor agreement, dated 11 September 2018, between Perstorp AB (publ) and Frontier Chemics Co., Ltd. regarding the distribution of products of Perstorp AB (publ) in South Korea by Frontier Chemics Co., Ltd;

(b)	distributor agreement, dated 11 September 2018, between Perstorp AB (publ) and Halla Chemical Co., Ltd. regarding the distribution of products of Perstorp AB (publ) in South Korea by Halla Chemical Co., Ltd;

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(c)	distributor agreement, dated 25 February 2016, between Perstorp AB (publ) and Copci S.A.S, regarding the distribution of products of Perstorp AB (publ) in France by Copci S.A.S;

(d)	sales agency agreement, dated 16 February 2018, between Aegies Polymers and Additives, LLC and Perstorp AB (publ) regarding the appointment of Aegis Polymers and Additives, LLC as agent for the marketing and sale of products of Perstorp AB (publ) in Maine, New Hampshire, Massachusetts, Vermont, Connecticut and Rode Island (USA);

(e)	distributor agreement, dated 10 August 2016, between Perstorp AB (publ) and Univar Canada Ltd. regarding the distribution of products of Perstorp AB (publ) in Canada by Univar Canada Ltd; and

(f)	supply agreement, dated 19 March 2018, between Perstorp AB (publ) and A.W.Stokes & Son (Drums) Ltd regarding the delivery of goods by A.W.Stokes & Son (Drums) Ltd to Perstorp AB (publ);

Base Consideration has the meaning given to it in clause 3.1(a);

Books and Records has its common law meaning and includes, without limitation, all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programs or other records (excluding software);

Business Day means a day (other than a Saturday or Sunday or a public holiday in London or Malmö) on which banks are generally open in London and Malmö for normal business;

Business Warranties means those statements set out in Schedule 2 and Business Warranty means any one of them;

Cash Pooling Arrangement means the global cash pooling arrangement relating to the Seller's Group provided by Nordea Bank Abp and certain of its subsidiaries;

Commitment has the meaning given to it in clause 4.2(d);

Company has the meaning given to it in the Background section;

Competition Authorities means the German Federal Cartel Office (Bundeskartellamt) and the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia);

Completion means completion of the sale and purchase of the Shares in accordance with this agreement;

Condition has the meaning given to it in clause 4.1(a);

CTA 2009 means the United Kingdom Corporation Tax Act 2009

CTA 2010 means the United Kingdom Corporation Tax Act 2010

Dangerous Substance means any natural or artificial substance whether alone or in combination with any other substance capable of causing significant damage to the Environment;

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Data Protection Laws means the General Data Protection Regulation (Regulation EU 2016/679), the Data Protection Act 1998 and the Privacy and Electronic Communications (EC Directive) Regulations 2003, the Data Protection Act 1998 and all law and regulation made under them and any other applicable law and regulation in any relevant jurisdiction relating to the protection of an individual's personal data or privacy together with all applicable codes of practice and guidance issued by or with the approval of an information commissioner (or equivalent body) in any relevant jurisdiction;

Data Room means the information and the documents contained in the electronic data room entitled "Project: Copper" and hosted by Merill DatasiteOne;

Disclosed means fairly disclosed with sufficient detail to enable a purchaser acting reasonably to identify the nature and scope of the matter;

Disclosure Letter means the letter from the Seller to the Purchaser executed and delivered on or shortly prior to the signing of this agreement;

Domain Names means the domain names listed at 11.1.3 of the Data Room;

Economic Sanctions Law means any applicable legally binding economic or financial sanctions administered by the United States, the EU or any Member State thereof;

Electronic Communication means an electronic communication as defined in the Electronic Communications Act 2000;

Elogio means ElogioAM B.V., a private limited company registered in the Netherlands whose registered office is at Waarderweg 56, (2031BP) Haarlem, the Netherlands;

Elogio Share Transfer Agreements means:

(a)	the intra-group share transfer agreement to be entered into prior to Completion between the Seller as transferor and the Company as transferee pursuant to which 51 per cent. of the shares in Elogio shall be transferred from the Seller to the Company, a copy of which is contained in the Data Room; and

(b)	the notarial deed of transfer of shares to be executed prior to Completion by the Seller, the Company and Elogio before a Dutch civil law notary;

Elogio Shares means the 2,040 shares in the capital of Elogio held by the Seller at the date of this agreement;

Elogio TSA means the transitional services agreement dated 28 May 2018 between the Seller, 3D4Makers B.V. and Elogio;

Emergency Situation means a situation which the board of directors of the Company reasonably believes (i) is an emergency or disaster, and (ii) has or could reasonably be expected to have a material adverse effect on the Group;

Employee means an individual who has entered into or works under a contract of employment with the Company and also includes any director or other officer of the Company whether or not he has entered into or works or worked under a contract of employment with the Company;

Encumbrance means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of pre-emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), or any agreement to create any of the foregoing;

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Environment means any or all of the following media: air (including air within any building or other natural or man-made structure whether above or below ground), water (including surface waters, underground waters, groundwater, coastal and inland waters and water within any natural or man-made structure), land (including land under water, surface land and sub-surface land), flora, fauna, ecosystems and man;

Environmental Laws means all statutes, common law and regulations and to the extent legally binding on/or in each case concerning the protection of the Environment or the generation, transportation, storage, treatment or disposal of a Dangerous Substance in each case that is capable of enforcement by legal process in the jurisdiction of operation of the Company as at the date of this agreement;

Environmental Licences means any permit, licence, authorisation, consent or other approval required under any Environmental Law;

Environmental Matters means all or any matters relating to the pollution or protection of the Environment or harm to or the protection of human health and safety;

Environmental Warranty means the Business Warranties contained at paragraph 5 of Schedule 2;

Environmental Warranty Claim means any claim for (or arising out of or in connection with) any breach of clause 8.2 that any Environmental Warranty is untrue or incorrect;

EU means the European Union;

Existing Debt Facilities means:

(a)	the Senior Secured Fixed Rate Notes Indenture;

(b)	the Second Lien Notes Indenture;

(c)	the Senior Secured Floating Rate Notes Indenture;

(d)	the SSRCF; and

(e)	the Mezzanine Facility Agreement;

Existing Security Documents means:

(a)	the fixed and floating charge security agreement dated 24 January 2008 between the Company and Svenska Handelsbanken AB (publ) (as replaced by J.P Morgan Europe Limited and subsequently by the Security Agent;

(b)	the share charge in respect of the shares in the Company dated 24 January 2008 between the Seller and Svenska Handelsbanken AB (publ) (as replaced by J.P Morgan Europe Limited and subsequently by the Security Agent) as security agent;

(c)	the fixed and floating security agreement dated 28 August 2008 between the Company and Svenska Handelsbanken AB (publ) (as replaced by J.P Morgan Europe Limited and subsequently by the Security Agent) as security agent;

(d)	the share charge in respect of the shares in the Company dated 28 August 2008 between the Seller and Svenska Handelsbanken AB (publ) (as replaced by J.P Morgan Europe Limited and subsequently by the Security Agent) as security agent;

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(e)	the fixed and floating charge security agreement dated 28 June 2012 between the Company and Svenska Handelsbanken AB (publ) (as replaced by J.P Morgan Europe Limited and subsequently by the Security Agent) as security agent;

(f)	the share charge in respect of the shares in the Company dated 28 June 2012 between the Seller and Svenska Handelsbanken AB (publ) (as replaced by J.P Morgan Europe Limited and subsequently by the Security Agent) as security agent;

(g)	the fixed and floating charge security agreement dated 15 November 2012 between the Company and J.P. Morgan Europe Limited (as replaced by the Security Agent) as security agent;

(h)	the share charge in respect of the shares in the Company dated 15 November 2012 between the Seller and J.P. Morgan Europe Limited (as replaced by the Security Agent) as security agent;

(i)	the fixed and floating charge security agreement dated 18 November 2016 between the Company and the Security Agent;

(j)	the share charge in respect of the shares in the Company dated 18 November 2016 between the Seller and the Security Agent;

(k)	the fixed and floating charge security agreement dated 14 December 2017 between the Company and the Security Agent;

(l)	the share charge in respect of the shares in the Company dated 14 December 2017 between the Seller and the Security Agent;

(m)	the security assignment of the intercompany loans made by Perstorp Financial Services AB to the Company dated 15 November 2012 between Perstorp Financial Services AB and J.P. Morgan Europe Limited (as replaced by the Security Agent) as security agent;

(n)	the security assignment of the intercompany loans made by Perstorp Financial Services AB to the Company dated 18 November 2016 between Perstorp Financial Services AB and the Security Agent; and

(o)	the security assignment of the intercompany loans made by Perstorp Financial Services AB to the Company dated 14 December 2017 between Perstorp Financial Services AB and the Security Agent;

Export Control Laws means any laws of the United States, the EU or of any of its Member States in which a Group Company operates or from which it exports that relate to the control of export or transfer of goods, software, technology or services;

Factoring Programme means a trade receivables factoring programme under which certain subsidiaries of the Seller (including the Company) continuously sell, on a non-recourse basis, eligible customer receivables denominated in either Euro, Pound Sterling, Swedish krona or U.S. dollar to a special purpose vehicle that is not part of the Group or the Seller's Group;

Factoring Programme Release Documents means the Agreed Form

(a) Deed of Repurchase and Termination in relation to the Company between amongst others, the Company, Nordea Bank Abp, Filial I Sverige as Issuer Account Bank and Intermediary Purchaser and Perstorp Finance International Limited as Issuer; and

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(b) transfer agreement between Perstorp Finance International Limited, the Company and Nordea Bank Abp, Filial I Sverige.;

Financial Indebtedness means indebtedness for borrowed money under any overdraft or loans, bonds, notes, debentures, loan stock or any similar instrument;

Financial Statements means the financial statements of the Company for the relevant financial year ended on 31 December as identified in clauses 4.1(b)(iii)(A) and 4.1(b)(iii)(B) and which have been prepared in accordance with clause 4.1(b)(i) which shall include:

(a)	a statement of financial position;

(b)	a statement of operations (profit and loss statement);

(c)	a statement of comprehensive income;

(d)	a statement of cash flows;

(e)	a statement of changes in equity; and

(f)	related notes together with the auditors’ report;

Fundamental Claim means any claim in respect of the Fundamental Warranties;

Fundamental Warranties means the statements contained at clause 8.1 and Fundamental Warranty means any one of them;

Glassware Replacement Project means the Warrington glassware replacement project as detailed in folder 15.3.11 of the Data Room;

Governmental Authority means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity of any jurisdiction (in each case including any self-regulatory organisation), whether federal, state or local, domestic, foreign or multinational;

Group means together the Company and any subsidiary of the Company;

Group Companies means the Company and any subsidiary of the Company and Group Company means any of them;

group undertaking has the meaning given to that term in section 1161 of the of the Companies Act 2006;

Hazardous Substance means any matter, whether alone or in combination with any other matter, capable of causing harm to man or any other living organism or damaging to the Environment or public health or welfare, including radioactive matter, ozone depleting substances, asbestos containing materials and genetically modified organisms;

holding company has the meaning given to that term in section 1159 of the Companies Act 2006;

IASB means International Accounting Standards Board;

IFRS means the body of pronouncements issued by the International Accounting Standards Board, including International Financial Reporting Standards and interpretations approved by the International Accounting Standards Board, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee;

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IHTA means the United Kingdom Inheritance Tax Act 1984;

Indentures means the Senior Secured Fixed Rate Notes Indenture, the Senior Secured Floating Rate Notes Indenture and the Second Lien Notes Indenture;

Intellectual Property Rights means patents, rights to inventions, trade marks, trade names, service marks, domain names, rights in designs, rights in get up and trade dress and the right to sue for passing off or unfair competition, copyright, rights in databases, rights to use, and protect the confidentiality of, confidential information (including know-how and trade secrets), and other intellectual property rights, in each case whether registered or unregistered and including applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world;

Intercompany Debt Amount means all amounts owing from the Group Companies under the Intercompany Debt Arrangements including all unpaid interest accruing to (and including) the date of Completion;

Intercompany Debt Arrangements means:

(a)	the intercompany loan of EUR 31,182,202.36 owed by the Company to Perstorp Financial Services AB;

(b)	the intercompany loan of US$74,856,883.55 owed by the Company to Perstorp Financial Services AB; and

(c)	any other intercompany loan entered into after the date of this agreement and owed by a Group Company to a member of the Seller's Group,

Interest Accrual has the meaning given to it in clause 3.1(b)(ii);

Interim Accounts means the interim balance sheets of the Company as at the end of, and the interim profit and loss account for, the nine month (January to September 2018) ended on the Interim Accounts Date and the notes, statements or documents included in or annexed or attached thereto relating to them which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted during that period;

Interim Accounts Date means 30 September 2018;

Interim Financial Statements means the interim financial position of the Company as at the end of, and the year-to-date interim statement of operations, comprehensive income, cash flows and changes in equity for, the relevant period identified in clauses 4.1(b)(iii)(C) and 4.1(b)(iii)(D) and its comparable prior year period as well as the related notes which have been prepared in accordance with clause 4.1(b)(ii);

Inventory means Inventory (assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services) of each Group Company including raw materials, components, work in progress, finished goods and consumables;

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IP Transfer Agreement means any intellectual property asset transfer agreement concerning the intellectual property which relates to caprolactone monomer and its related derivatives, in each case entered into between (1) the Seller and (2) the Company prior to Completion;

IT Contracts means all material contracts under which any third party provides services relating to the IT Systems;

IT Systems means any and all computer, telecommunications and network equipment and/or computer software or programmes used by the Company for the purposes of carrying on its business affairs;

ITEPA means the United Kingdom Income Tax (Earnings and Pensions) Act 2003;

Leakage means:

(a)	any dividend (in cash or in kind) or distribution declared, paid or made (whether actual or deemed) by any Group Company to or for the benefit of the Seller or any other member of the Seller's Group and including any costs associated with the making of the dividend or the distribution;

(b)	any assets transferred to or liabilities assumed, indemnified, guaranteed, secured or incurred for the benefit of, the Seller or any other member of the Seller's Group by any Group Company;

(c)	any payments made or agreed to be made by any Group Company to or for the benefit of the Seller or any other member of the Seller's Group in respect of the redemption, purchase or repayment of any share capital or other securities issued by the Company or any other return of capital;

(d)	the waiver, release, deferral or discount by any Group Company of any amount or obligation owed to the Company by the Seller or any other member of the Seller's Group;

(e)	the purchase by any Group Company from the Seller or any other member of the Seller's Group of any assets to the extent that such purchase is made for greater than in any Group Company's reasonable opinion of the prevailing market value at the time of the purchase;

(f)	any payment by any Group Company of any fees, costs, expenses or transaction bonuses to any person in connection with the Transaction including any officers, directors, employees, consultants, freelance workers or agents of the Seller's Group;

(g)	the payment of any Seller's Transaction Costs which have not been notified by the Seller to the Purchaser in accordance with clause 5.6(b);

(h)	any repayment by any Group Company of the Intercompany Debt Amount other than in accordance with clause 6.2 of this agreement which shall for the avoidance of doubt include the payment of interest accruing or due under the Intercompany Debt Arrangements;

(i)	any reduction of the cash balances of the Company from the Interim Accounts Date pursuant to the Cash Pooling Arrangement or the Company’s withdrawal therefrom to the extent such reduction results in a corresponding increase in the cash balances of any member of the Seller’s Group pursuant to the Cash Pooling Arrangement (a Cash Pooling Leakage);

(j)	any agreement or arrangement made or entered into by any Group Company to do or give effect to any matter referred to in paragraphs (a) to (i) above, and

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(k)	any Tax that arises in relation to the items included in paragraphs (a) to (i) above,

but excludes Permitted Leakage;

Long Stop Date means the date falling six months after the date of this agreement;

Material Contract means those agreements or contractual relationships contained in folder 6 of the Data Room;

Material Event has the meaning given to it in clause 5.7(a);

Mezzanine Facility Agreement means the mezzanine facility agreement originally dated 22 December 2005 made between, amongst others, Perstorp Holding AB (publ) and Deutsche Bank AG, London Branch (as amended by amendment agreements dated 20 January 2006 and 7 August 2006, an amendment letter dated 28 September 2007, as amended and restated by amendment and restatement agreements dated 24 January 2008, 28 August 2008 and 22 December 2009, as amended by an amendment agreement dated 31 May 2012, an amendment letter dated 21 June 2012, an amendment and restatement agreement dated 15 November 2012, amendment letters dated 11 November 2013 and 29 August 2014, an amendment and restatement agreement dated 18 November 2016 and an amendment agreement dated 14 December 2017);

Net Notified Leakage has the meaning given to it in clause 7.3;

Notes Trustee means The Bank of New York Mellon, London Branch as notes trustee for the Indentures;

Notified Leakage has the meaning given to it in clause 7.3(b);

Outgoing Director means a person who is, on or around the date of this agreement a director of any Group Company and who ceases to hold that position on Completion;

Parallel Intercreditor Agreement means the parallel intercreditor agreement originally dated 15 November 2012 (as amended by an amendment and restatement agreement dated 18 November 2016) between, among others, Perstorp Holding AB (publ), Nordea Bank AB (publ) as credit facility agent and the Security Agent;

Patent Licence Agreement means the patent license agreement to be entered into between the Seller and the Company on or prior to Completion, in the Agreed Form

PAYE means the United Kingdom Pay as You Earn system or similar system in any jurisdiction that requires deductions of tax from income or the deduction of national insurance or social security contributions;

Permitted Activity means:

(a)	any business relating to polycarbonate diols; or

(b)	the development, manufacturing, marketing or sales of:

(i)	downstream formulations of caprolactone monomers, caprolactone polyols, caprolactone thermoplastic or caprolactone lactides save in respect of those formulations which are directly substitutable by customers with products (i) sold by a Group Company as at the date of Completion; or (ii) which have been developed or are under development by any Group Company as at the date of Completion or (iii) which are developed or are being developed under the terms of the Transitional Services Agreement; or

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(ii)	hexanediol not based on caprolactone monomer or caprolactone residue; or

(iii)	3D printing filaments not based on caprolactone as the majority raw material; or

(c)	the sale of:

(i)	caprolactone monomers, caprolactone polyols, caprolactone thermoplastic or caprolactone lactides owned by any member of the Seller's Group immediately prior to Completion; or

(ii)	any inventory in accordance with the Transitional Services Agreement; or

(iii)	polyols (other than caprolactone polyols) to caprolactone manufacturers; or

(d)	any other activity not being a Restricted Activity;

Permitted Leakage means:

(a)	any payment or accrual of base salary or accrued bonuses in the ordinary course of business, and in accordance with past practice, the reimbursement of expenses incurred in the course of the employment and the provision or accrual of all other emoluments, pensions and benefits, in each case to Employees in the ordinary course of their employment or appointment;

(b)	any Leakage to the extent reimbursed to any Group Company by or on behalf of the Seller or any other member of the Seller's Group on or before Completion;

(c)	any payment of overtime to Employees at a rate consistent with past practice, payments to interim staff members employed in connection with the Transaction and reimbursement of Employees' cancelled vacation and any provision of services to, or other non-cash benefit received by, the Seller or any other member of the Seller's Group in respect of time spent and services provided by Employees in connection with the Transaction and not exceeding the sum of EUR 100,000;

(d)	any matter undertaken at the written request or agreement of the Purchaser and acknowledged as Permitted Leakage;

(e)	any payments made to the Seller or any other member of the Seller's Group pursuant to the terms of the Elogio Share Transfer Agreements in the sum of EUR 204,000 and pursuant to the terms of the IP Transfer Agreement in the sum of EUR 39,800,000;

(f)	any sale or acquisition of inventory or any amounts incurred or paid or agreed to be paid or payable in each case in the ordinary course of any Group Company's trading activities on arm's length terms and in a manner and on terms consistent with past practice in the 12 month period prior to the date of this agreement by any Group Company to the Seller or any other member of the Seller's Group;

(g)	any repayment of the Intercompany Debt Amount by the Purchaser pursuant to clause 6.2 on Completion;

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(h)	any payment of interest accrued on the Intercompany Debt Arrangements made to any member of the Seller's Group on 8 November 2018;

(i)	the payment or accrual by any Group Company of:

(i)	any centralised services fee to the Seller, up to a maximum aggregate amount of £5,772,781 per annum (accruing daily in respect of the period from and including 1 October 2018 to the date of Completion) and any applicable Taxes;

(ii)	any royalty payments to the Seller for intellectual property owned by the Seller and used by the Group Company, up to a maximum aggregate amount of £8,407,052 per annum (accruing daily in respect of the period from and including 1 October 2018 to the date of Completion) and any applicable Taxes;

(iii)	any centralised management services fee to Perstorp Holding AB (publ), up to a maximum aggregate amount of £268,553 per annum (accruing daily in respect of the period from and including 1 October 2018 to the date of Completion) and any applicable Taxes; and

(iv)	any reimbursement of sales services relating to the distribution of the Group Companies' inventory by the Seller's Group, up to a maximum aggregate amount of £1,429,099 per annum (accruing daily in respect of the period from and including 1 October 2018 to the date of Completion) and any applicable Taxes;

(j)	any Cash Pooling Leakage to the extent that on or prior to Completion, there is a reduction in the cash balances of any member of the Seller’s Group pursuant to the Cash Pooling Arrangement and a corresponding increase in the cash balances of the Company pursuant to the Cash Pooling Arrangement; or

(k)	any Tax in relation to paragraphs (a) to (j) above for which the Group is liable or liable to account;

Pre-Completion Statement has the meaning given to it in clause 5.6;

Properties means the freehold and leasehold properties of the Company, certain details of which are set out in folder 8 of the Data Room and Property means any of them;

Purac Biochem Assignment Agreements means the assignment agreements to be entered into in order to transfer the following agreements to the Company:

(a)	cooperation and supply agreement, dated 19 August 2018, between Purac Biochem B.V. and Perstorp AB (publ) regarding exploitation and commercialization of the findings under a joint development agreement between the parties;

(b)	joint development agreement, dated 4 October 2016, between Perstorp AB (publ) and Purac Biochem B.V regarding joint development of certain products; and

(c)	joint development agreement, dated 11 November 2016, between Henkel AG & Co. KGaA, Purac Biochem B.V. and Perstorp AB (publ) regarding joint development of certain products;

Purchaser's Group means the Purchaser and its group undertakings (including each Group Company after Completion);

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Release Documents means the following Agreed Form documents:

(a)	a resignation letter in respect of the SSRCF from Perstorp Holding AB (publ) and the Company to Nordea Bank AB (publ) as agent under the Super Senior Revolving Credit Facility Agreement;

(b)	a resignation letter in respect of the Mezzanine Facility Agreement from Perstorp Holding AB (publ) and the Company to Global Loan Agency Services Limited as agent under the Mezzanine Facility Agreement and the Security Agent;

(c)	a debtor resignation request in respect of the Parallel Intercreditor Agreement from Perstorp Holding AB (publ) and the Company to the Security Agent;

(d)	an English law deed of release in respect of the Existing Security Documents between Perstorp Holding AB (publ), the Seller, the Company and the Security Agent; and

(e)	an acknowledgement in respect of the Indentures from the Notes Trustee to Perstorp Holding AB (publ);

Relevant Date means the date falling 36 months prior to the date of this agreement;

Relevant Employee has the meaning given to it in clause 13.1(a);

Restricted Activity means the development, manufacturing, marketing or sales of caprolactone monomers and derivatives and their respective technologies, including without limitation:

(a)	caprolactone polyols, caprolactone thermoplastic or caprolactone lactides (and their respective technologies);

(b)	hexanediol based on caprolactone monomer or caprolactone residue (and its technology); or

(c)	3D printing filaments based on caprolactone as the majority raw material;

Restricted Period has the meaning given in clause 13.1(a);

Reverse Transitional Services Agreement means the reserve transitional services agreement relating to Employees that are out-of-scope of the Transaction and to be entered into between the Seller and the Company at Completion, to be agreed between the parties prior to Completion (if applicable);

Sanctioned Person means any person, organisation or vessel (a) designated on the OFAC list of Specially Designated Nationals and Blocked Persons, the Consolidated List of Financial Sanctions Targets maintained by Her Majesty's Treasury, or on any list of targeted persons issued under Economic Sanctions Law, (b) that is, or is part of, a government of a Sanctioned Territory, (c) owned or controlled by, or acting on behalf of, any of the foregoing, (d) located within or operating from a Sanctioned Territory, or (e) otherwise targeted under Economic Sanctions Law;

Sanctioned Territory means any country or other territory subject to a general export, import, financial or investment embargo under Economic Sanctions Law;

Schemes means those retirement benefit schemes certain details of which are set out in folder 2.3.5 of the Data Room;

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Second Lien Notes Indenture means the indenture dated 18 November 2016 for the $420,000,000 in aggregate principal amount of 11.000% second lien notes due 2021 among, among others, Perstorp Holding AB (publ) as issuer and The Bank of New York Mellon, London Branch as notes trustee, as amended from time to time;

Security Agent means The Law Debenture Trust Corporation p.l.c. as security agent in respect of the Existing Debt Facilities and Existing Security Documents;

Seller Group Sale means the sale of the entire issued share capital of or of a controlling interest in the shares in the capital of the Seller or Perstorp Holding AB (publ) or Financière Forêt S.À R.L. or the sale of the whole or substantially the whole of the business or assets of the Seller or Perstorp Holding AB (publ) or Financière Forêt S.À R.L.and its subsidiaries taken together to any entity engaged in the development, manufacturing, marketing or sales of caprolactone monomers and derivatives or their respective technologies on or prior to the date of Completion, including without limitation:

(a)	caprolactone polyols, caprolactone thermoplastic or caprolactone lactides (and their respective technologies);

(b)	hexanediol based on caprolactone monomer or caprolactone residue (and its technology); or

(c)	3D printing filaments based on caprolactone as the majority raw material;

Seller Tax Covenant Claim means any claim against the Seller under clause 19 (Taxation) and/or Part 2 of Schedule 3 (and, for the avoidance of doubt, any claim under or arising from paragraph 6.2 of Part 2 of Schedule 3 shall be treated for all purposes as made under Part 2 of Schedule 3 and not any other provision of this agreement);

Seller's Bank Account means the bank account of the Seller held at Nordea Bank AB (publ) with the following details:

SWIFT/BIC: NDEASESS;

Account number: 99604206942916; and

IBAN: SE1495000099604206942916,

or such other account as the Seller shall have notified the Purchaser in writing not less than three Business Days before the relevant payment is due;

Seller's Group means the Seller and its group undertakings and Financière Forêt S.À.R.L. (excluding (i) each Group Company and (ii) any direct or indirect shareholder of Perstorp Holding AB (publ) (other than Financière Forêt S.À.R.L.) or any investor in any Fund which is a direct or indirect shareholder of Perstorp Holding AB (publ));

Seller's Solicitors means Allen & Overy LLP of One Bishops Square, London E1 6AD;

Seller's Transaction Costs means any fees, expenses, transaction bonuses, disbursements or other costs paid or agreed to be paid or incurred or owing by any Group Company or any director or employee of any member of the Seller's Group to any person including any officers, directors, employees, consultants, freelance workers or agents of the Seller's Group, in each case in connection with the implementation of the Transaction Documents which shall include for the avoidance of doubt any fees, costs or expenses required to terminate any Existing Indebtedness or the Cash Pooling Arrangement or Factoring Programme (together with any Tax in respect of such costs, less an amount equal to the value of any amount of VAT which is recoverable (by repayment or credit) by the Seller or any member of the Seller's Group), less an amount equal to the value of any Tax Relief of the Purchaser's Group and/or the Group Companies in respect of such transaction costs to the extent that such Tax Relief has actually been used to reduce an actual liability to pay Tax by any Group Company or member of the Purchaser's Group or to give rise to a repayment of Tax to a Group Company or member of the Purchaser's Group, or in each case is reasonably likely to be so used, in any tax period of the company in question commencing on or before Completion or commencing less than 12 months after the end of the tax period of that company in which Completion occurs;

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Seller's Transaction Costs Amount means the amount equal to the Seller's Transaction Costs as notified to the Purchaser in accordance with clause 7.3;

Seller's Warranties means the Fundamental Warranties and the Business Warranties, and Seller's Warranty means one of them;

Senior Employee means an Employee of the Company whose basic gross salary is in excess of £100,000 per annum (or equivalent, based on foreign exchange rates as at the date of this agreement);

Senior Secured Fixed Rate Notes Indenture means the indenture dated 18 November 2016 for the USD$275,000,000 in aggregate principal amount of 8.500% senior secured notes due 2021 and the EUR 285,000,000 in aggregate principal amount of 7.625% senior secured notes due 2021 among, among others, Perstorp Holding AB (publ) as issuer and The Bank of New York Mellon, London Branch as notes trustee, as amended from time to time;

Senior Secured Floating Rate Notes Indenture means the indenture dated 14 December 2017 for the EUR 250,000,000 in aggregate principal amount of senior secured floating rate notes due 2022 among, among others, Perstorp Holding AB (publ) as issuer and The Bank of New York Mellon, London Branch as notes trustee, as amended from time to time;

Shares means: (i) 40,000,000 ordinary A shares of EUR 1.00 each in the capital of the Company and (ii) 10,000 ordinary shares of £1.00 each in the capital of the Company;

SNMCC has the meaning given to it in clause 4.2(b);

SSRCF means the super senior revolving credit facility agreement dated 18 November 2016 between, amongst others, Perstorp Holding AB (publ), Nordea Bank AB (publ) as agent and the Security Agent;

subsidiary has the meaning given in section 1159 of the Companies Act 2006;

Surviving Provisions means clauses 1, 14, 15, 19, 21, 22 and this Schedule 4;

Tax or Taxation means all forms of taxation, duties, levies (including the apprenticeship levy), imposts and social security charges, whether direct or indirect including corporate income tax, wage withholding tax, national social security contributions and employee social security contributions, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, royalty and interest withholding tax, land taxes, environmental taxes and duties and any other type of taxes or duties payable by virtue of any applicable national, regional or local law or regulation and which may be due directly or by virtue of joint and several liability in any relevant jurisdiction; together with any interest, penalties, surcharges or fines relating to them, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction;

Tax Authorities or Authority means any taxing or other authority (whether within or outside the United Kingdom) competent to impose, administer or collect any Tax;

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Tax Relief means any loss, allowance, benefit, credit, relief, deferral, deduction or set-off in respect of, or taken into account, or capable of being taken into account, in the calculation of a liability to, Tax or any right to a repayment of Tax;

Tax Warranty means the Business Warranties set out in paragraph 14 of Schedule 2;

Tax Warranty Claim means any claim for (or arising out of or in connection with) any breach of clause 8.2 that any Tax Warranty is untrue or incorrect;

Termination Agreements means the termination agreements to be entered into on Completion in respect of the following agreements:

(a)	marketing services agreement, dated 1 July 2011, between the Company and Perstorp Iberica SL, reg.no. B65592503, regarding services for marketing of products on the Iberian Peninsula provided by Perstorp Iberica SL;

(b)	marketing services agreement, dated 6 April 2009, between the Company and Perstorp Japan Co, Ltd, reg.no. 0199-01-053962, regarding services for marketing of products in Japan provided by Perstorp Japan Co, Ltd;

(c)	marketing services agreement, dated 12 January 2010, between the Company and Perstorp Chemicals Korea Co, Ltd, reg.no. 230111-0095660, regarding services for marketing of products in Korea provided by Perstorp Chemicals Korea Co, Ltd;

(d)	sales agency agreement between the Company and Perstorp Chemicals Korea Co, Ltd, regarding representation and sales promotion in Korea by Perstorp Chemicals Korea Co, Ltd on behalf of the Company;

(e)	treasury management agreement, dated 29 January 2013, between Perstorp Holding AB (publ), reg.no. 556667-4205, and the Company, regarding set up of infra structures and financial services provided by Perstorp Holding AB (publ);

(f)	treasury management agreement between Perstorp Financial Services AB, reg.no. 556762-4563, and the Company, regarding set up of infra structures and financial services provided by Perstorp Financial Services AB;

(g)	marketing services agreement, dated 9 September 2009, between the Company and Perstorp (Shanghai) Chemical Trading Co, Ltd, reg.no. 310000400587711, regarding services for marketing of products in China provided by Perstorp (Shanghai) Chemical Trading Co, Ltd;

(h)	marketing services agreement, dated 22 June 2009, between the Company and Perstorp Chemicals Asia Pte. Ltd, reg.no. 199905508W, regarding services for marketing of products in Asia and Oceania provided by Perstorp Chemicals Asia Pte. Ltd;

(i)	marketing services agreement between Perstorp Oxo AB, reg.no. 556041-0895, and the Company, regarding services for marketing of products in United Kingdom provided by the Company;

(j)	marketing services agreement between Perstorp AB (publ), reg.no. 556024-6513, and the Company, regarding services for marketing of products in United Kingdom provided by the Company;

(k)	R&D services agreement between Perstorp AB (publ) and the Company regarding R&D services provided by the Company to Perstorp AB (publ);

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(l)	management services agreement, dated 6 February 2009, between the Company and Perstorp Holding AB, regarding management services provided by Perstorp Holding AB to the Company;

(m)	marketing services agreement, dated 21 October 2010, between the Company and Perstorp Quimica do Brasil, reg.no. CNPJ 05.803.359/0001-10 regarding services for marketing of products in Brazil provided by Perstorp Quimica do Brasil;

(n)	marketing services agreement, dated 19 August 2011, between the Company and Perstorp Sales France SAS, reg.no. R:C:S: Nanterre, B 442 650 768, regarding services for marketing of products in France and Belgium provided by Perstorp Sales France SAS;

(o)	license and technical assistance agreement, dated 9 November 2009, between Perstorp AB (publ) and the Company regarding license related to patents granted by and technical assistance provided by Perstorp AB to the Company;

(p)	license and technical assistance agreement, dated 9 November 2009, between Perstorp AB (publ) and the Company regarding license related to trademarks granted by and technical assistance provided by Perstorp AB to the Company;

(q)	license and technical assistance agreement addendum 1, dated 22 September 2017, between Perstorp AB (publ) and the Company regarding altered royalty rates under the two License and Technical Assistance Agreements dated 9 November 2009, listed above; and

(r)	distribution agreement, dated 1 January 2015, between the Company and Perstorp Chemicals Korea Co., Ltd. regarding the distribution of products of the Company in South Korea by Perstorp Chemicals Korea Co., Ltd;

Transaction means the proposed acquisition of the Shares by the Purchaser pursuant to this agreement;

Transaction Documents means this agreement, the Disclosure Letter, the IP Transfer Agreement, the Transitional Services Agreement, the Reverse Transitional Services Agreement, the Elogio Share Transfer Agreements, the Patent Licence Agreement and any other document entered into or to be entered into pursuant to or in connection with this agreement in the Agreed Form;

Transitional Services Agreement means the transitional services agreement to be entered into between the Seller and the Company at Completion, in the Agreed Form;

undertaking has the meaning given to it in section 1161 of the Companies Act 2006;

VAT means United Kingdom value added tax or any similar sales tax imposed in any other jurisdiction;

W&I Insurance Policy means the warranty and indemnity insurance policy entered into between the Purchaser and the W&I Insurer in relation to this agreement on or prior to the date of this agreement in the Agreed Form (or on such other terms as are materially no less favourable to the Purchaser than those terms);

W&I Insurer means Euclid Transactional UK Limited of 8 Devonshire Square, London, EC2M 4PL; and

Warranty Claim means any claim for (or arising out of or in connection with) any breach of clauses 8.1 or 8.2 (as applicable) that any Seller Warranty is untrue or incorrect;

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2.	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after the date of this agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation (including regulations) made (before, on or after the date of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in paragraph (a) above, or under any enactment which it re-enacts as described in paragraph (b) above, in each case except to the extent that any legislation or subordinate legislation made or enacted after the date of this agreement would create or increase the liability of any party under this agreement.

3.	In this agreement:

(a)	words denoting persons include bodies corporate and unincorporated associations of persons;

(b)	references to an individual include his estate and personal representatives;

(c)	subject to clause 17, references to a party to this agreement include the successors or assigns (immediate or otherwise) of that party;

(d)	a person shall be deemed connected with another if that person is connected with that other within the meaning of section 1122 of the Corporation Taxes Act 2010, provided that a person shall not be deemed to be connected with another person solely as a result of being a party to a shareholders' agreement or similar arrangement with that other person;

(e)	the words including and include shall mean including without limitation and include without limitation, respectively;

(f)	the words to the extent that and to the extent are used to indicate an element of degree and are not synonymous with the word if;

(g)	any reference importing a gender includes the other genders;

(h)	any reference to a time of day is to London time;

(i)	any reference to writing includes typing, printing, lithography, photography and facsimile but excludes any other form of Electronic Communication;

(j)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document;

(k)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated; and

(l)	any reference to a company or firm includes any company or firm in succession to all, or substantially all, of the business of that company or firm.

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4.	If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the schedules or any other document referred to or otherwise incorporated into this agreement, the term in the body of this agreement shall take precedence.

5.	The eiusdem generis rule does not apply to this agreement. Accordingly, specific words indicating a type, class or category of thing shall not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

A reference in this agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter shall be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this agreement or the terms of this agreement.

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Signatories

Seller

SIGNED by	Magnus Heimburg	)
)
		)	/s/ Magnus Heimburg
and	Anders Gahnström	) ) )	Magnus Heimburg Chief Financial Officer and Executive Vice President of Finance, Legal & IT
for		)
PERSTORP AB		)
)
		)	/s/ Anders Gahnström
		)	Anders Gahnström Vice President and Head of Legal Department

Signature page to the Share Purchase Agreement

Purchaser

SIGNED by	D. Michael Wilson	)
for		)	/s/ D. Michael Wilson
INGEVITY CORPORATION		)	D. Michael Wilson
President and Chief Executive Officer

Signature page to the Share Purchase Agreement